SIMPLETECH

ANNUAL REPORT
TWO THOUSAND THREE








W
T
TRANSFER
MONITOR
SMALL PIC

NAND FLASH
MARKET REVENUES
ARE PROJECTED TO GROW
TO $6.4 BILLION IN 2004,
AN INCREASE OF
49 PERCENT FROM 2003.

ACCORDING TO WEB-FEET RESEARCH (MARCH 2004)

Q4 2003 WAS THE
FIRST QUARTER OUR
FLASH-BASED REVENUES
SURPASSED REVENUES
FROM OUR OPEN-STANDARD
DRAM TECHNOLOGIES.

SOURCE: SIMPLETECH FINANCIAL INFORMATION (DECEMBER 2003)

IN 2003,
SALES OF OUR
FLASH MEMORY
SOLUTIONS REACHED
$80 MILLION, A
45 PERCENT INCREASE
FROM $55 MILLION
IN 2002.

SOURCE: SIMPLETECH FINANCIAL INFORMATION (DECEMBER 2003)

OUR FLASH CARDS ENHANCE STORAGE CAPACITY FOR NETWORKING, TELECOMMUNICATION AND EMBEDDED COMPUTING. FLASH TECHNOLOGY IS WELL SUITED FOR THE RAPIDLY EXPANDING CONSUMER ELECTRONICS MARKETS SUCH AS DIGITAL CAMERAS, MP3 MUSIC PLAYERS, HANDHELD PCs, CELLULAR PHONES, AND THE GROWING NUMBER OF OTHER HANDHELD AND DIGITAL DEVICES THAT REQUIRE REMOVABLE STORAGE.


Digital Media

OUR ATA FLASH PC CARDS ARE USED IN STORAGE, DATA BACKUP AND DATA LOGGING APPLICATIONS, A WIDE VARIETY OF NETWORKING AND TELECOM EQUIPMENT AND MEDICAL DEVICES.


2.5"
Flash Drive

OUR CUSTOMIZED SOLID-STATE FLASH DRIVES ARE AVAILABLE IN A 2.5-INCH HARD DISK FORM FACTOR AND ARE TARGETED AT APPLICATIONS THAT REQUIRE EMBEDDED DATA STORAGE DEVICES. THEY OFFER RELIABLE, RUGGED, AND LOW-POWER DATA STORAGE AND DROP-IN REPLACEMENT FOR ROTATING HARD DRIVES. OUR SOLID-STATE FLASH DRIVES ARE IDEAL SOLUTIONS FOR INDUSTRIALIZED SERVERS, MILITARY/AEROSPACE SYSTEMS; TELECOM DEVICES; AND OTHER MISSION-CRITICAL APPLICATIONS THAT STORE DATA UNDER ADVERSE ENVIRONMENTAL CONDITIONS.


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DRAM MARKET REVENUES ARE PROJECTED TO GROW TO $25.8 BILLION IN 2004, AN INCREASE OF 51 PERCENT FROM 2003.

ACCORDING TO DE DIOS AND ASSOCIATES (MARCH 2004)

SALES OF
OUR DRAM PRODUCTS
INCREASED BY 14 PERCENT
TO $117 MILLION IN 2003,
EXCEEDING THE DRAM
INDUSTRY REVENUE INCREASE
OF 12 PERCENT IN 2003.

ACCORDING TO SIMPLETECH FINANCIAL INFORMATION (DECEMBER 2003)
AND DE DIOS AND ASSOCIATES (MARCH 2004)

OUR PATENTED IC TOWER STACKING TECHNOLOGY ALLOWS US TO DESIGN AND MANUFACTURE FLASH CARDS AND DRAM SOLUTIONS THAT INCREASE THE CAPACITIES OF MEMORY MODULES WITHOUT EXPANDING THE PRODUCT FOOTPRINT. ALLOWING US TO CREATE A HIGH-CAPACITY SOLUTION THAT IS OTHERWISE UNAVAILABLE FOR OEM APPLICATIONS SUCH AS INTERNET AND NETWORK SERVERS AND NETWORKING AND TELECOM EQUIPMENT.


C22
C9
R15
R14
R12
R17



NITRO HIGH-SPEED MEMORY MODULES ARE MICRO-ENGINEERED AND EXTENSIVELY TESTED TO PROVIDE INCREASED CPU SPEED AND PERFORMANCE FOR DEMANDING APPLICATIONS SUCH AS COMPUTER GAMING AND OTHER COMPUTER-ENTHUSIAST APPLICATIONS.

SALES OF
OUR PROPRIETARY
STACKING MEMORY
PRODUCTS INCREASED
BY MORE THAN
170 PERCENT TO
$34 MILLION
IN 2003.

SOURCE: SIMPLETECH FINANCIAL INFORMATION (DECEMBER 2003)


SIMPLETECH'S ACCELERATING REVENUE MOMENTUM*
(in millions)
$41.0
$44.7
$57.5
$68.7
2003
Q1
Q2
Q3
Q4

* This graph is provided as only a historical reference of SimpleTech, Inc's performance. Historical performance may not be predictive of future performance. Please see our Risk Factors section beginning on page 33 and cautionary language related to forward-looking statements on page 17.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	18
BUSINESS OVERVIEW	20
SELECTED FINANCIAL DATA	21
MD&A	22
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	32
RISK FACTORS	33
REPORT OF INDEPENDENT AUDITORS	41
CONSOLIDATED BALANCE SHEETS	42
CONSOLIDATED STATEMENTS OF OPERATIONS	43
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY	44
CONSOLIDATED STATEMENTS OF CASH FLOWS	45
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	46
CORPORATE DIRECTORY	60

This Report may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, statements that refer to projections of our future financial performance, anticipated growth and trends in our markets, future financial condition and market leadership, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are urged to read the documents filed by SimpleTech with the SEC, specifically our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, which identify risk factors that could cause actual results to differ materially from the forward-looking statements. These risk factors include, among others, business and economic conditions and growth trends in the Flash and DRAM industries, economic conditions, and uncertainties in the geopolitical environment, component supply constraints, variations in customer demand for products and services, including the timing of orders and manufacturing lead times, changes in customer order patterns or customer mix, dependence on a small number of customers, dependence on a limited number of suppliers, insufficient, excess, or obsolete inventory, variability of component costs, increased price competition, variations in sales channels, product costs, or mix of products sold, the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies, increased competition in the Flash and DRAM industries, dependence on the introduction and market acceptance of new product offerings, rapid technological and market changes, manufacturing risks, product defects and returns, litigation involving intellectual property and other matters, the ability to recruit and retain key personnel, financial risk management, and potential volatility in operating results. The financial information contained in this Report should be read in conjunction with the Consolidated Financial Statements and notes thereto that are included in this Report. We are under no duty to update any forward-looking statements to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

This Report includes statistical data regarding our company and the industries in which we compete. These data are based on our records taken or derived from information published or prepared by various sources, including de Dios and Associates and Web-Feet Research. Market data used throughout this Report are based upon industry sources and the good faith estimates of our management, based upon relevant information known to them. Although we believe these sources are reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified. The information on our website is not deemed a part of this Report.

DEAR INVESTORS,

I would like to share my thoughts with you regarding our accomplishments and the challenges that we faced in 2003. We increased our revenues in each of the past three successive quarters and ended the year with annual revenues of $212 million, a 20% increase from 2002. This marks our second consecutive year of revenue growth. And we are poised to take further advantage of the opportunities that we see in many of our target markets. In the second half of 2003, we penetrated the server sector gaining a major server manufacturer. In addition, one of our largest telecom customers significantly accelerated its purchases of our stacking products throughout the year. Our stacking-product revenues grew from approximately 7% of our total revenues for the fourth quarter of 2002 to approximately 26% of our total revenues for the fourth quarter of 2003. This diversity of our revenues illustrates a balanced mix of DRAM, Flash and Stacking Memory solutions at the end of calendar year 2003.



SIMPLETECH REVENUE MIX
(as a percentage of revenues)
1998:
Q4 2003:
Open-standard DRAM
Stacking
Flash
Other
68%
19%
2%
32%
26%
8%

Semiconductor industry research firms, such as de Dios & Associates, Web-Feet Research and others, anticipate solid growth in both of our major markets, with each respectively projecting DRAM to grow approximately 9% a year through 2007 and Flash to grow approximately 35% each year through 2007. We are also optimistic regarding both markets, as we look at the factors driving the projected growth. These drivers include new applications for both Flash and DRAM and increasing Flash and DRAM megabytes per existing application.



MARKET PROJECTIONS
Sources: de Dios and Associates, Web-Feet Research
DRAM (in billions)
Flash (in billions)
$17.1
$25.8
$28.2
$24.2
$24.5
$4.3
$6.4
$9.3
$11.0
$14.5
2003
2004
2005
2006
2007

While our OEM Division continues to recover from the 2001 downturn in the networking and communication industries, it is also targeting and penetrating new markets. As a result, our OEM Division revenues, which in the post 2000 industry downturn, reached a quarterly low of 14% of our total revenues, are increasing as a percentage of our total revenues. For the fourth quarter of 2003, OEM Division revenues accounted for 36% of SimpleTech's revenues.

With a successfully tested product ready for the iSCSI storage market, one of the challenges that our Xiran Division faces is one of market demand and growth for iSCSI storage products. We are working diligently to execute Xiran's go-to-market strategy.

SimpleTech's goals for 2004 are:

:: Continue top line growth of 2002 and 2003
:: Increase profitability via:
  :: Expense reduction
  :: *Continuing the rebuild of our OEM (customized solution) Division*
  :: Expansion of gross profit margin by 2-4% by the fourth quarter of 2004
  :: Execute go-to-market strategy for Xiran Division
  :: Employ balance sheet strength and cash most advantageously
  :: Execute strategic supply agreement with Flash supplier
  :: Actively participate in the projected growth expected in the DRAM and Flash markets that we serve.

Historically, our combined DRAM and Flash revenue growth rates have correlated with the combined DRAM and (NAND) Flash industry revenue growth rates. If the growth projections of industry prognosticators are reasonably accurate and we are successful in accomplishing our 2004 goals, we believe that the long-term outlook for SimpleTech is very positive.


SIMPLETECH vs.
MEMORY MARKET*
STEC revenue (in ten millions)
■ Flash and DRAM revenue (in billions)
$50
$0
1990
2003
2005

Many times throughout the year, members of our management team visit Wall Street either to tell our story to or update the Investment community. Part of our responsibility as a publicly held company is to update investors about the status of our company including recent accomplishments and challenges. Thank you for the opportunity to bring you up to date as we strive to *continue the top-line growth achieved in 2003 and meet the challenges that could afford us further growth and profitability.*

Sincerely,

Manouch Moshayedi
Chief Executive Officer

* This graph is provided as only a historical reference of SimpleTech, Inc.'s performance compared to the performance of the memory market. Historical performance may not be predictive of future results of operations. Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risk described in this annual report and in our periodic filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

BUSINESS OVERVIEW

SimpleTech designs, manufactures and markets custom and open-standard memory solutions based on Flash memory and dynamic random access memory, or DRAM, technologies. We offer a comprehensive line of more than 2,500 products and specialize in developing high-density memory modules, memory cards and storage drives. One way that we distinguish ourselves in the marketplace is by offering both Flash and DRAM-based solutions used by consumers and original equipment manufacturers, or OEMs. We believe this allows us to service a diverse customer base with multiple memory formats thereby enabling our customers to purchase all of their memory requirements from one supplier.

The growth in demand for consumer electronic devices such as digital cameras, MP3 digital audio players, personal digital assistants, or PDAs, digital camcorders and smart phones, as well as the increased memory requirements of these devices, has helped fuel the increased use of non-volatile data storage Flash memory, or NAND Flash. NAND Flash is the preferred technology for these applications because it is lightweight, durable, rugged, compact and retains data without power. Our Flash cards store digital content such as pictures, digital music, video clips and files in a small form factor with large storage capacity and low power consumption. We offer our Flash cards in all major media formats, including CompactFlash, Secure Digital and MultiMedia cards. In addition to the demand in consumer markets, our Flash business is also expanding as a result of the growing number of OEM applications in which Flash drives are replacing rotating disk drives due to improved performance, reliability and size. These OEM applications include military subsystems, in-flight information systems, casino gaming systems, embedded controls for industrial automation and medical equipment. According to Web-Feet Research, as of March 2004, NAND Flash industry revenues are expected to grow from $2.1 billion in 2002 to $14.5 billion in 2007. Our Flash revenues increased from $24.9 million for the year ended December 31, 1999 to $80.3 million for the year ended December 31, 2003.

Our DRAM products target primarily high-performance computing applications, including switches, routers, high-end servers, workstations, desktops and notebooks. As the applications that we serve expand and as the complexity of these applications increases, the need for the customization of our products in these applications also increases. We have developed proprietary technologies to address the increased need for customized solutions. For example, our patented IC Tower® stacking technology allows multiple memory chips to be stacked together to increase the capacity of a memory module without expanding its footprint. This technique increases memory board density significantly over conventional techniques and is particularly well-suited for applications where high memory capacity, cost and space are critical. We have recently experienced growing demand for our IC Tower stacking products driven by our increased penetration of the server market. We believe this technology allows our customers to design memory-intensive systems on a differentiated and more price competitive basis. We also believe the growth of the DRAM market will be driven primarily by the next PC upgrade cycle, the demand for increased memory content per PC and a resumption of IT spending. According to DE DIOS & Associates, as of March 2004, DRAM industry revenues are expected to grow from $15.3 billion in 2003 to $24.5 billion in 2007.

We offer memory solutions through our Consumer and OEM Divisions. Our Consumer Division sells open-standard memory storage products such as Flash cards, DRAM modules, USB mini drives and hard disk drives which are used primarily as upgrades in consumer electronic devices and computing systems. We believe our comprehensive line of products allows our customers to efficiently manage their inventory purchases and therefore reduce their costs by consolidating their purchases of memory and storage products into a single vendor. Our OEM Division sells primarily customized memory solutions for newly-manufactured systems, with most sales based on a cooperative design effort between our design engineers and our OEM customers. We believe the ability of these equipment manufacturers to shorten product development cycles and accelerate time-to-market is critical to their success. In response to this trend, we believe equipment manufacturers are increasingly outsourcing the design, development and manufacturing of memory products to third-party memory providers, such as SimpleTech. We believe our design, manufacturing, testing and logistics expertise, along with our proprietary technologies, enable us to respond quickly to our customers' rapidly changing product and service requirements as well as meet their time-to-market schedules.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 2001 through 2003 and the consolidated balance sheet data at December 31, 2002 and 2003 were derived from our consolidated financial statements that have been audited by our independent auditors, and are included elsewhere in this Report. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data at December 31, 1999 through 2001 were derived from our audited consolidated financial statements and are not included in this Report. The data set forth below as of December 31, 2001 and 2002 and for the two years then ended has been revised to correct an accounting error, as more fully explained in Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 2 to the consolidated financial statements included elsewhere in this Report.

Year Ended December 31, (in thousands, except share and per share data)	2003	2002	2001	2000	1999
		Revised	Revised		
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net revenues	$ 211,806	$ 176,531	$ 164,241	$ 308,316	$ 192,593
Cost of revenues	175,927	143,582	127,832	239,964	152,743
Gross profit	35,879	32,949	36,409	68,352	39,850
Operating expenses					
Sales and marketing	20,735	18,151	18,078	21,588	14,150
General and administrative	10,545	10,452	11,262	11,853	9,755
Research and development	8,757	8,650	4,297	3,745	1,832
Non-recurring expense	–	1,560 [3]	–	1,810	–
Total operating expenses	40,037	38,813	33,637	38,996	25,737
(Loss) income from operations	(4,158)	(5,864)	2,772	29,356	14,113
Interest (income) expense, net	(557)	(778)	(1,395)	1,158	2,128
(Loss) income before (benefit) provision for income taxes	(3,601)	(5,086)	4,167	28,198	11,985
(Benefit) provision for income taxes	(1,953)	(3,695)	1,655	2,838	(518)
Net (loss) income	$ (1,648)	$ (1,391)	$ 2,512	$ 25,360	$ 12,503
Pro Forma Data [1]:					
Income before provision for income taxes				$ 28,198	$ 11,985
Pro forma provision for income taxes				10,883	4,554
Net income (loss) per share (pro forma in years 1999-2000) [2]					
Basic	$ (0.04)	$ (0.04)	$ 0.07	$ 0.53	$ 0.24
Diluted	$ (0.04)	$ (0.04)	$ 0.06	$ 0.50	$ 0.23
Weighted average shares outstanding [2]					
Basic	40,408,610	38,515,825	38,126,687	32,393,218	30,601,027
Diluted	40,408,610	38,515,825	39,435,505	34,593,678	32,657,993

December 31, (in thousands)	2003	2002	2001	2000	1999
		Revised	Revised		
CONSOLIDATED BALANCE SHEET DATA:					
Cash and cash equivalents	$ 30,769	$ 24,442	$ 51,831	$ 33,747	$ 3,779
Marketable securities	45,625	19,530	–	–	–
Working capital	114,112	60,681	64,733	64,300	22,855
Total assets	153,669	94,240	89,114	103,286	55,131
Long-term portion of debt and capital lease obligations	–	–	384	1,642	15,681
Total shareholders' equity	128,324	73,902	74,045	69,913	15,780

(1) From our formation in March 1990 to September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and [illegible]. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net (loss) income has been computed using an effective tax rate of 38% to reflect the estimated income tax (benefit) expense as if we had been fully subject to federal and state income taxes as a C corporation for all periods presented. Subsequent to the termination of our S corporation status on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

(2) Reflects a 5.0[illegible] for 1 stock split of our common stock in September 2000. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

(3) Comprised of in-process research and development expenses related to our acquisition of the assets of [illegible] Networks, LLC (currently our Xian Division) in 2002.

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to such consolidated financial statements included elsewhere in this Report beginning on page 42. The following discussion contains forward-looking statements that involve risks and uncertainties. Investors should not place undue reliance on these forward-looking statements. These forward-looking statements are based on current expectations and actual results could differ materially from those discussed herein. Factors that could cause or contribute to the differences are discussed in "Risk Factors" and elsewhere in this Report. Our actual results could differ materially from those predicted in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Report to conform these statements to actual results or to reflect the occurrence of unanticipated events, unless required by law.

REVISION OF FINANCIAL STATEMENTS

We are revising our previously issued consolidated financial statements for the years ended December 31, 2002 and 2001, and for the first three quarters of December 31, 2003 and for each of the quarters in the year ended 2002 for the following four items:

- In December 2003, we discovered a non-cash clerical error in computing depreciation related to two fixed asset categories during the three-year period ended December 31, 2003. As a result of correcting this error, our operating expenses have been decreased by $185,000 in 2002 and $123,000 in 2001.
- In the quarter ended June 30, 2003, we determined that the acquisition of Irvine Networks, LLC (now our Xiran Division) previously recorded as a business combination in the quarter ended March 31, 2002, should instead have been recorded as an acquisition of assets. As such, in our previously issued financial statements for the quarter ended June 30, 2003, we recorded the effect of correcting this accounting entirely in that quarter, rather than by revising our previously issued financial statements. As a consequence, in the quarter ended June 30, 2003, we previously (i) reclassified $540,000 of the $835,000 goodwill that had been recorded at the time of the transaction to amortizable intangible assets, representing assembled workforce with an estimated life of five years, (ii) charged-off against income the remaining $295,000 of goodwill, and (iii) recorded amortization expense of $162,000 reflecting the $135,000 cumulative effect of related amortization since the date of the acquisition as well as $27,000 in amortization for the quarter ended June 30, 2003. After further analysis, we have determined that the appropriate accounting would have been to retroactively reflect the effect of the asset acquisition for all periods since the date of acquisition. Consequently, we have now revised our previously issued financial statements to primarily (i) increase by $200,000, to $1,560,000 the amount initially allocated to in-process research and development, (ii) increase by $15,000, to $115,000 the amount initially allocated to fixed assets, and (iii) allocate $620,000 to assembled workforce, all as of the acquisition date in the quarter ended March 31, 2002. In addition, the goodwill write-off of $295,000 and the cumulative amortization of $135,000 relating to this transaction recorded in the quarter ended June 30, 2003, as well as the $27,000 recorded for that quarter were reversed and instead the appropriate amortization charge of $31,000 has been recorded in each quarter since the date of acquisition.
- We have now recorded in the quarter ended December 31, 2001 a write-down of $141,000 of certain fixed assets which were previously designated as held for sale in that quarter. Previously this write-down was recorded in the quarter ended March 31, 2003.
- We have now recognized into income in the quarter ended December 31, 2001 a $308,000 grant from the Scottish government which is the period when the conditions relating to the grant were met. This grant was originally recognized in income in the quarter ended June 30, 2003.

The combined effect of these revisions increased our net loss by $85,000 in 2002 and increased our net income by $172,000 in 2001. Additionally, these revisions reduced fully diluted earnings per share by $.01 in 2002 and had no impact on fully diluted earnings per share in 2001. See Note 12, "Selected Quarterly Financial Data (Unaudited)" for the effect of these revisions on quarterly results.

The effect of the revisions described above are as follows (in thousands, except per share data):

Year Ended:	December 31, 2002			December 31, 2001		
	As Reported	As Revised	Change	As Reported	As Revised	Change
Cost of revenues	$143,582	$143,582	$ -	$ 127,691	$ 127,832	$ 141
Gross profit	32,949	32,949	-	36,550	36,409	(141)
General & administrative	10,354	10,452	98	11,564	11,262	(302)
Research & development	8,805	8,650	(155)	4,426	4,297	(129)
In-process research and development	1,360	1,560	200	-	-	-
Total operating expenses	38,670	38,813	143	34,068	33,637	(431)
(Loss) income from operations	(5,721)	(5,864)	(143)	2,482	2,772	290
(Loss) income before (benefit) provision for income taxes	(4,943)	(5,086)	(143)	3,877	4,167	290
(Benefit) provision for income taxes	(3,637)	(3,695)	(58)	1,537	1,655	118
Net (loss) income	(1,306)	(1,391)	(85)	2,340	2,512	172
Net (loss) income per share:						
Basic	$ (0.03)	$ (0.04)	$ (0.01)	$ 0.06	$ 0.07	$ 0.01
Diluted	$ (0.03)	$ (0.04)	$ (0.01)	$ 0.06	$ 0.06	$ -

Quarter Ended:	September 30, 2003			June 30, 2003		
	As Reported	As Revised	Change	As Reported	As Revised	Change
Cost of revenues	$ 47,655	$ 47,655	$ -	$ 37,021	$ 37,021	$ -
Gross profit	9,815	9,815	-	7,724	7,724	-
General & administrative	2,684	2,665	(19)	2,361	2,228	(133)
Research & development	2,282	2,195	(87)	2,055	1,980	(75)
Total operating expenses	9,583	9,477	(106)	9,374	9,166	(208)
(Loss) income from operations	232	338	106	(1,650)	(1,442)	208
(Loss) income before (benefit) provision for income taxes	333	439	106	(1,525)	(1,317)	208
(Benefit) provision for income taxes	-	41	(41)	(661)	(577)	(84)
Net (loss) income	333	398	65	(864)	(740)	124
Net (loss) income per share:						
Basic	$ 0.01	$ 0.01	$ -	$ (0.02)	$ (0.02)	$ -
Diluted	$ 0.01	$ 0.01	$ -	$ (0.02)	$ (0.02)	$ -

Quarter Ended:	March 31, 2003		
	As Reported	As Revised	Change
Cost of revenues	$ 33,987	$ 33,846	$ (141)
Gross profit	6,931	7,072	141
General & administrative	2,514	2,538	24
Research & development	2,117	2,063	(54)
Total operating expenses	10,003	9,973	(30)
(Loss) income from operations	(3,072)	(2,900)	172
(Loss) income before (benefit) provision for income taxes	(2,921)	(2,750)	171
(Benefit) provision for income taxes	(1,260)	(1,190)	(70)
Net (loss) income	(1,661)	(1,560)	101
Net (loss) income per share:			
Basic	$ (0.04)	$ (0.04)	$ -
Diluted	$ (0.04)	$ (0.04)	$ -

Quarter Ended:	December 31, 2002			September 30, 2002		
	As Reported	As Revised	Change	As Reported	As Revised	Change
Cost of revenues	$ 37,028	$ 37,028	$ —	$ 29,911	$ 29,911	$ —
Gross profit	8,749	8,749	—	6,590	6,590	—
General & administrative	2,334	2,358	24	2,316	2,341	25
Research & development	2,357	2,307	(50)	2,503	2,460	(43)
Total operating expenses	9,710	9,684	(26)	8,884	8,866	(18)
(Loss) income from operations	(961)	(935)	26	(2,294)	(2,276)	18
(Loss) income before (benefit) provision						
for income taxes	(777)	(751)	26	(2,096)	(2,078)	18
(Benefit) provision for income taxes	(930)	(925)	(5)	(1,040)	(1,033)	(7)
Net (loss) income	153	174	21	(1,056)	(1,045)	11
Net (loss) income per share:						
Basic	$ —	$ —	$ —	$ (0.03)	$ (0.03)	$ —
Diluted	$ —	$ —	$ —	$ (0.03)	$ (0.03)	$ —

Quarter Ended:	June 30, 2002			March 31, 2002		
	As Reported	As Revised	Change	As Reported	As Revised	Change
Cost of revenues	$ 37,167	$ 37,167	$ —	$ 39,476	$ 39,476	$ —
Gross profit	6,134	6,134	—	11,476	11,476	—
General & administrative	2,673	2,698	25	3,031	3,055	24
Research & development	2,007	1,974	(33)	1,938	1,909	(29)
In-process research and development				1,360	1,560	200
Total operating expenses	8,910	8,902	8	11,166	11,361	195
(Loss) income from operations	(2,776)	(2,768)	8	310	115	(195)
(Loss) income before (benefit) provision						
for income taxes	(2,589)	(2,581)	8	519	324	(195)
(Benefit) provision for income taxes	(1,873)	(1,870)	(3)	206	133	(73)
Net (loss) income	(716)	(711)	5	313	191	(122)
Net (loss) income per share:						
Basic	$ (0.02)	$ (0.02)	$ —	$ 0.01	$ 0.00	$ (0.01)
Diluted	$ (0.02)	$ (0.02)	$ —	$ 0.01	$ 0.00	$ (0.01)

The Balance Sheets have been revised as follows:

Year Ended:	December 31, 2002			December 31, 2001		
	As Reported	As Revised	Change	As Reported	As Revised	Change
Other current assets	3,919	3,859	(60)	4,474	4,356	(118)
Total current assets	81,079	81,019	(60)	79,536	79,418	(118)
Furniture, fixtures and equipment, net	10,169	10,347	178	9,127	9,109	(18)
Intangible assets, net	835	496	(339)			
Total assets	94,461	94,240	221	89,250	89,114	(136)
Retained earnings	7,060	7,147	87	8,366	8,538	172
Total shareholders' equity	73,815	73,902	87	73,873	74,045	172
Total liabilities and shareholders' equity	94,461	94,240	221	89,250	89,114	(136)

OVERVIEW

SimpleTech, Inc. was originally incorporated in California in March 1990 as Simple Technology, Inc. Our name was then changed to SimpleTech, Inc. in May 2001. SimpleTech designs, manufactures and markets custom and open-standard memory solutions based on Flash and DRAM memory technologies. Headquartered in Santa Ana, California, SimpleTech offers a comprehensive line of over 2,500 products and specializes in developing high-density memory modules, memory cards and storage drives.

After we experienced revenue growth of 57.5% from 1998 to 1999 and 60.1% from 1999 to 2000, revenues declined 46.7% in 2001 and then increased 7.5% in 2002 and 20.0% in 2003. Annual revenues in 2001 and 2002 were negatively impacted by deteriorating macroeconomic conditions, severe declines in the price of DRAM components and significantly reduced sales to customers in the communications and networking markets. These negative conditions continued in the first quarter of 2003 but began to improve through the end of 2003 as demand for DRAM products increased and component prices stabilized. However, there can be no assurance that Flash and DRAM demand or component prices will increase or remain stable or that a turnaround will occur or be sustained. We expect DRAM supply to tighten in the second half of 2004, which may require suppliers to place their customers, ourselves included, on limited component allocation. In addition, we expect strong demand for our stacking and Flash product lines to continue through 2004.

We have experienced an increase in demand for our Flash products as a result of the growth in consumer electronics and OEM applications, such as the replacement of rotating disk drives with Flash products. Our Flash revenues increased from $24.9 million for the year ended December 31, 1999 to $54.7 million for the year ended December 31, 2002 to $80.3 million for the year ended December 31, 2003. Despite this growth, our revenues from Flash products in the fourth quarter of 2003 were negatively impacted by Flash supply constraints. We believe the expected addition of new Flash suppliers in the industry and increased industry Flash capacity in the second half of 2004 will have a positive impact on our Flash revenues and gross margins as well as our competitiveness in the market.

We sell our products through our Consumer Division and OEM Division. Our Consumer Division sells our products through the following channels: VAR, mail order, distributor and mass market retailer. Our OEM Division was created in late 1998 to enhance the marketing of our products to OEMs. We established our Xiran Division in 2002 as a result of our acquisition of the assets of Irvine Networks, LLC, including its intellectual property portfolio. Our Xiran Division develops advanced board-level solutions that optimize server performance for networked storage applications, including IP storage. In the fourth quarter of 2003, our Xiran Division made its first shipments and generated nominal revenue in the quarter.

Gross profit as a percentage of revenues for our OEM Division is typically higher than our Consumer Division. We track revenues and gross margins for our Consumer, OEM and Xiran Divisions. We do not track separately, and do not intend to track separately, operating expenses for our Consumer and OEM Divisions. Conversely, we do track operating expenses for our Xiran Division.

Historically, a limited number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 51.9% of our total revenues in 2003, 55.5% of our total revenues in 2002 and 56.3% of our total revenues in 2001. CDW Computer Centers accounted for 19.2% of our total revenues in 2003 and 21.1% of our total revenues in 2002. CDW Computer Centers and Unisys accounted for 19.7% and 11.0% of our total revenues in 2001, respectively. Other than CDW Computer Centers and Unisys, no other customer accounted for more than 10.0% of our total revenues in 2003, 2002 and 2001. The composition of our major customer base changes from quarter to quarter as the market demand for our products changes, and we expect this variability will continue in the future. We expect that sales of our products to a limited number of customers will continue to account for a majority of our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, would harm our business, financial condition and results of operations. See "Risk Factors – Sales to a limited number of customers represent a significant portion of our revenues, and the loss of any key customer would materially reduce our revenues."

International sales of our products constituted 18.8% of our total revenues in 2003, 14.8% of our total revenues in 2002 and 16.0% of our total revenues in 2001. Except for Europe, which accounted for 10.3% of our revenues in 2003, no other foreign geographical area or single foreign country accounted for more than 10.0% of our revenues in 2003, 2002 and 2001. Over 95.0% of our international sales were denominated in U.S. dollars in 2003, 2002 and 2001. In addition, our purchases of IC devices are currently denominated in U.S. dollars. However, we do face risks associated with doing business in foreign countries. See "Risk Factors – We face risks associated with doing business in foreign countries, including foreign currency fluctuations and trade barriers, that could lead to a decrease in demand for our products or an increase in the cost of the components used in our products."

In the past, we have been impacted by seasonal purchasing patterns resulting in lower sales in the first and second quarters of each year. Other factors, including component price fluctuations, may distort the effect of seasonality. Our ability to adjust our short-term operating expenses in response to fluctuations in revenues is limited. As a result, should revenues decrease to a level lower than expected in any given period, our results of operations would be harmed.

Revenues are recognized at the time of shipment. We face risks associated with declines in the market value of our products, product returns, inventory write-downs, price protection and rebates. See "Risk Factors – Order cancellations, product returns, inventory write-downs, price protection and rebates could adversely affect our results of operations."

From our formation in March 1990 through September 26, 2000, we elected for federal and state income tax purposes to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws and filed our federal and state income tax returns during that period on that basis. Subsequent to our S corporation termination on September 26, 2000, we have paid federal and state corporate-level income taxes as a C corporation.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain consolidated statement of operations data reflected as a percentage of revenues.

Year Ended December 31,	2003	2002	2001
		Revised	
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	83.1	81.3	77.8
Gross profit	16.9	18.7	22.2
Operating expenses			
Sales and marketing	9.8	10.3	11.0
General and administrative	5.0	5.9	6.9
Research and development	4.1	4.9	2.6
In-process research and development	0.0	0.9	0.0
Total operating expenses	18.9	22.0	20.5
(Loss) income from operations	(2.0)	(3.3)	1.7
Interest income, net	0.3	0.4	0.8
(Loss) income before (benefit) provision for income taxes	(1.7)	(2.9)	2.5
(Benefit) provision for income taxes	(0.9)	(2.1)	1.0
Net (loss) income	(0.8)%	(0.8)%	1.5%

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Net Revenues. Our revenues were $211.8 million in 2003, compared to $176.5 million in 2002. Revenues increased 20.0% in 2003 due primarily to a 12% increase in units shipped and a 6% increase in average sales price. The increase in our average sales price resulted primarily from an increase in the percentage of revenues derived from our OEM Division, which typically sells higher-capacity products with a higher average sales price. Unit shipments growth was comprised of unit volume increases of 149% for IC Tower stacking products and 36% for Flash products, partially offset by decreases of 48% for non-DRAM, non-Flash products and 6% for non-stacked DRAM memory products.

Our OEM Division revenues increased 41.0% from $41.5 million in 2002 to $58.4 million in 2003. The increase in OEM Division revenue was due primarily to a 31% increase in OEM Division average sales price and a 7% increase in OEM Division unit volume. The increase in OEM Division average sales price resulted primarily from an increase in the percentage of OEM Division revenues derived from our IC Tower stacking products, which are typically higher-capacity products with a higher average sales price. Our Consumer Division revenues increased 13.6% from $135.0 million in 2002 to $153.4 million in 2003. Consumer Division revenues increased in 2003 due primarily to a 14% increase in Consumer Division unit volume. Consumer Division average sales price was relatively flat in 2003 and 2002.

Our combined backlog was $12.5 million as of December 31, 2003, compared to $5.8 million as of December 31, 2002. Our OEM Division backlog was $7.5 million as of December 31, 2003, compared to $4.3 million as of December 31, 2002. Our Consumer Division backlog increased from $1.5 million as of December 31, 2002, to $5.0 million as of December 31, 2003, as a result of increased Consumer Division orders booked in the fourth quarter of 2003 compared to the fourth quarter of 2002.

Gross Profit. Our gross profit was $35.9 million in 2003, compared to $32.9 million in 2002. Gross profit as a percentage of revenues was 16.9% in 2003, compared to 18.7% in 2002. Gross profit as a percentage of revenues decreased due primarily to reduced OEM Division gross profit as a percentage of revenues. Gross profit for our OEM Division as a percentage of OEM Division revenues was 22.0% in 2003, compared to 30.1% in 2002. This decrease in gross profit as a percentage of revenues for our OEM Division resulted primarily from a negative shift in product mix. Gross profit for our Consumer Division as a percentage of Consumer Division revenues was 14.9% in 2003, compared to 15.1% in 2002.

Sales and Marketing. Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses were $20.7 million in 2003, compared to $18.2 million in 2002. Sales and marketing expenses as a percentage of revenues were 9.8% in 2003, compared to 10.3% in 2002. Sales and marketing expenses increased due primarily to increased revenues, increased sales and marketing efforts for the Xiran Division and expanded Consumer Division marketing programs in 2003.

General and Administrative. General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses were $10.5 million in 2003, compared to $10.5 million in 2002. General and administrative expenses as a percentage of revenues were 5.0% in 2003 and 5.9% in 2002. General and administrative expenses were relatively flat in comparing 2003 and 2002.

Research and Development. Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses were $8.8 million in 2003, compared to $8.7 million in 2002. Research and development expenses as a percentage of revenues were 4.1% in 2003, compared to 4.9% in 2002. Research and development expenses were relatively flat in comparing 2003 and 2002.

In-process Research and Development. We did not have in-process research and development expenses in 2003. In-process research and development expenses were $1.6 million in 2002 and related to our acquisition of the assets of Irvine Networks, LLC (Xiran Division) in January 2002.

Interest Income, Net. Interest income, net is comprised primarily of interest income from our cash, cash equivalents and marketable securities and interest expense related to our line of credit and equipment financing. Interest income, net was $557,000 in 2003, compared to $778,000 in 2002. Interest income was $557,000 in 2003, compared to $855,000 in 2002. This decrease in interest income resulted primarily from lower interest rates in 2003, compared to 2002. Interest expense is comprised of interest related to equipment financing. There was no interest expense in 2003. Interest expense was $77,000 in 2002.

Benefit for Income Taxes. Benefit for income taxes was $2.0 million in 2003, compared to $3.7 million in 2002. As a percentage of loss before benefit for income taxes, benefit for income taxes was 54.2% and 72.7% in 2003 and 2002, respectively. The percentage of benefit for income taxes in 2002 was abnormally high due to a non-recurring research and development income tax benefit of approximately $927,000. We expect quarterly research and development income tax credits to be approximately $75,000 to $100,000 for the foreseeable future.

Net Loss. Net loss was $1.6 million and $1.4 million in 2003 and 2002, respectively.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Revenues. Our revenues increased 7.5% from $164.2 million in 2001 to $176.5 million in 2002. Sales of memory products accounted for 93.2% of our revenues in 2002 compared to 90.2% of our revenues in 2001. The increase in revenues from 2001 to 2002 was due primarily to a 24.1% increase in units shipped from 2.9 million units in 2001 to 3.6 million units in 2002, partially offset by a 12.3% decline in our average sales price from 2001 to 2002. The increase in unit volume resulted from unit volume increases of 93.2% for Flash products, 81.6% for IC Tower stacking products and 81.8% for non-DRAM, non-Flash products such as SRAM, hard drive upgrade kits and connectivity products, partially offset by a unit volume decrease of 12.1% for standard memory products. The increase in Flash product units shipped resulted primarily from an increase in sales of Flash products to consumers for applications such as digital cameras, MP3 players and PDAs through direct marketers and mass market retailers. The decrease in standard memory units shipped resulted primarily from continued weakness in the personal computer market. The decrease in our average sales price resulted primarily from a steady decline of Flash component prices during 2002, partially offset by a marginal increase in overall DRAM component prices in 2002. The mix of products sold varies from quarter to quarter and may vary in the future, affecting our overall average sales price and gross margin.

Our OEM Division revenues decreased 13.5% from $48.0 million in 2001 to $41.5 million in 2002. Our OEM Division revenues were negatively impacted in 2002 due to reduced sales to customers in the networking and communications markets. Consumer Division revenues increased 16.2% from $116.2 million in 2001 to $135.0 million in 2002 primarily due to a 50.4% increase in Flash products.

Our combined backlog was $5.8 million as of December 31, 2002, compared to $4.5 million as of December 31, 2001. Our OEM Division backlog was $4.3 million as of December 31, 2002, compared to $3.8 million as of December 31, 2001. Our Consumer Division backlog increased from $721,000 as of December 31, 2001, to $1.5 million as of December 31, 2002, as a result of increased Consumer Division orders booked in the fourth quarter of 2002 compared to the fourth quarter of 2001.

Gross Profit. Our gross profit decreased 10.1% from $36.4 million in 2001 to $32.9 million in 2002. Gross profit as a percentage of revenues decreased from 22.2% in 2001 to 18.7% in 2002. Gross profit as a percentage of revenues declined from 2001 to 2002 due primarily to sharp declines in DRAM pricing during the second quarter of 2002, after consolidation discussions between Micron and Hynix failed, which resulted in 14.2% gross profit as a percentage of revenue in that quarter. Gross profit as a percentage of revenues was relatively flat for our OEM Division at 30.1% in 2002 compared to 29.6% in 2001. Gross profit as a percentage of revenues for our Consumer Division decreased to 15.1% in 2002 from 19.1% in 2001 due primarily to the impact of DRAM price declines for the second quarter of 2002 on DRAM inventory held in stock. As a result of our OEM Division selling a larger percentage of higher margin, higher capacity DRAM, Flash memory and IC Tower stacking products, gross profit as a percentage of revenues for our OEM Division is typically higher than our Consumer Division.

Sales and Marketing. Sales and marketing expenses are comprised primarily of personnel costs and travel expenses for our domestic and international sales and marketing employees, commissions paid to internal salespersons and independent manufacturers' representatives, shipping costs and marketing programs. Sales and marketing expenses remained flat at $18.2 million in 2002 compared to $18.1 million in 2001. Sales and marketing expenses as a percentage of revenues remained relatively flat at 10.3% in 2002 compared to 11.0% in 2001.

General and Administrative. General and administrative expenses are comprised primarily of personnel costs for our executive and administrative employees, professional fees and facilities overhead. General and administrative expenses decreased 7.1% from $11.3 million in 2001 to $10.5 million in 2002. The decline in general and administrative expenses was primarily due to reductions in legal expense of approximately $600,000, bad debt expense of approximately $400,000 and payroll expense of approximately $100,000. General and administrative expenses as a percentage of revenues decreased from 6.9% in 2001 to 5.9% in 2002 primarily due to reduced legal, bad debt and payroll expenses and increased revenues.

Research and Development. Research and development expenses are comprised primarily of personnel costs for our engineering and design staff and the cost of prototype supplies. Research and development expenses increased 102.3% from $4.3 million in 2001 to $8.7 million in 2002. Research and development expenses as a percentage of revenues increased from 2.6% in 2001 to 4.9% in 2002. Research and development expenses increased year-over-year from 2001 to 2002 due to a significant expansion of our research and development staff to serve our growing OEM Division customer base and to develop new product lines. In January 2002, we completed a $2.3 million acquisition of the assets, including intellectual property, of Irvine Networks, LLC, and hired their engineering staff. Irvine Networks, renamed our Xiran Division, is developing a universal solution to accelerate the delivery of content between network and storage. Operating costs for the Xiran Division were approximately $6.5 million in 2002, excluding a $1.6 million in-process research and development charge related to the acquisition. The Xiran Division received its ASIC, the key component in its universal solution, from its fabrication partner, IBM, in December 2002 and integrated the ASIC into board and system level products. The Xiran Division generated nominal revenues in the fourth quarter of 2003.

In-process Research and Development. We did not have in-process research and development expenses in 2001. In-process research and development expenses were $1.6 million in 2002 and were related to the acquisition of the assets of Irvine Networks in January 2002.

Interest (Income) Expense, Net. Interest (income) expense, net is comprised primarily of interest income from our cash, cash equivalents and marketable securities and interest expense related to our line of credit and equipment financing. Interest (income) expense, net was ($778,000) in 2002 compared to ($1.4) million in 2001. Interest income was $855,000 in 2002 and $1.6 million in 2001. Interest income decreased from 2001 to 2002 due primarily to lower interest rates. Interest expense was $77,000 in 2002 and $200,000 in 2001. Interest expense decreased from 2001 to 2002 due to the maturation and pay down of a portion of our equipment loans and capital leases.

(Benefit) provision for income taxes. (Benefit) provision for income taxes was ($3.7) million in 2002 and $1.7 million in 2001. (Benefit) provision for income taxes as a percentage of (loss) income before (benefit) provision for income taxes was 72.7% in 2002 compared to 39.7% in 2001. The increase in the effective rate in 2002 resulted from the application of state net operating loss carryforwards, prior year research and development and state enterprise zone hiring credits of approximately $927,000 taken in 2002 and current year research and development and state enterprise zone hiring credits of approximately $934,000.

Net (Loss) Income. Net (loss) income was ($1.4) million in 2002 and $2.5 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had working capital of $114.1 million, including $30.8 million of cash and cash equivalents and $45.6 million in marketable securities, compared to working capital of $60.7 million, including $24.4 million of cash and cash equivalents and $19.5 million in marketable securities as of December 31, 2002. Current assets were 5.5 times current liabilities at the end of 2003, compared to 3.9 times current liabilities at the end of 2002.

Net cash used in operating activities was $20.0 million in 2003. Net cash used by operating activities resulted primarily from an increase in net accounts receivable of $14.0 million and an increase in net inventory of $12.6 million, partially offset by an increase in accounts payable of $4.0 million and non-cash depreciation and amortization of $3.5 million. Net inventory, net accounts receivable and accounts payable growth resulted from a 49.1% increase in revenues in the fourth quarter of 2003 compared to the fourth quarter of 2002.

Net cash used in operating activities was $217,000 in 2002. Net cash used by operating activities resulted primarily from an increase in net accounts receivable of $6.4 million and an increase in net inventory of $4.3 million, partially offset by an increase in accounts payable of $6.1 million and non-cash depreciation of $3.5 million. Net inventory, net accounts receivable and accounts payable growth resulted from a 28.7% increase in revenues in the fourth quarter of 2002 compared to the fourth quarter of 2001.

Net cash used in investing activities was $28.2 million in 2003, compared to $26.5 million in 2002. In 2003, net cash used in investing activities was attributable primarily to $26.1 million of investments in marketable securities. In 2002, net cash used in investing activities resulted primarily from an investment in marketable securities of $19.5 million, purchases of furniture, fixtures and equipment of $5.4 million and an acquisition of assets for $2.3 million. Although we had no material capital expense commitments as of December 31, 2003, we expect to spend up to approximately $3.0 million to $5.0 million during the next 24 months, primarily for manufacturing, testing and engineering equipment.

Net cash provided by financing activities was $54.5 million in 2003. In 2003, net cash provided by financing activities was attributable primarily to $53.3 million in proceeds related to the issuance of common stock in our follow-on public offering in the fourth quarter of 2003 and $1.3 million in proceeds related to the issuance of stock related to our employee stock purchase plan and stock option exercises. Net cash used in financing activities was $681,000 in 2002 and resulted from the repayment of borrowings from banks and capital lease obligations of $1.5 million, partially offset by the issuance of common stock for proceeds of $772,000 related to our employee stock purchase plan and stock option exercises.

In prior years, we entered into several capital leases and loans to finance manufacturing and testing equipment. Our obligations under capital leases were $0 and $113,000 on December 31, 2003 and 2002, respectively, with interest rates ranging from 8.1% to 9.6% per annum.

We believe that our existing assets, cash, cash equivalents and investments on hand, together with cash that we expect to generate from our operations, will be sufficient to meet our capital needs for at least the next twelve months. However, it is possible that we may need or elect to raise additional funds to fund our activities beyond the next year or to consummate acquisitions of other businesses, products or technologies. We could raise such funds by selling more stock to the public or to selected investors, or by borrowing money. In addition, even though we may not need additional funds, we may still elect to sell additional equity securities or obtain credit facilities for other reasons. We cannot assure you that we will be able to obtain additional funds on commercially favorable terms, or at all. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock.

Although we believe we have sufficient capital to fund our activities for at least the next twelve months, our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:

- The market acceptance of our products;
- The levels of promotion and advertising that will be required to launch our new products and achieve and maintain a competitive position in the marketplace;
- Price discounts on our products to our customers;
- Our business, product, capital expenditure and research and development plans and product and technology roadmaps;
- The levels of inventory and accounts receivable that we maintain;
- Capital improvements to new and existing facilities;
- Technological advances;
- Our competitors' response to our products;
- Our pursuit of strategic alternatives, including future market opportunities; and
- Our relationships with suppliers and customers.

In addition, we may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

CONTRACTUAL OBLIGATIONS

The following summarizes our contractual obligations at December 31, 2003. We do not have off-balance sheet financing arrangements as of December 31, 2003.

	Payment due by period				
Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$8,725,000	$1,007,000	$1,339,000	$1,206,000	$5,173,000

INFLATION

Inflation was not a material factor in either revenue or operating expenses during the past three fiscal years ended December 31, 2003, 2002 and 2001.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. We adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to our consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatory redeemable non-controlling interests). For all instruments that existed prior to May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatory redeemable non-controlling interests). For mandatory redeemable non-controlling interests, the FASB has deferred certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2003 the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Accordingly, there is no impact to our results of operations, financial position or cash flows as a result of the issuance of SAB No. 104.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R requires the application of either FIN 46 or FIN 46R by Public Entities to all Special Purpose Entities (SPE) created prior to February 1, 2003 as of December 31, 2003 for calendar year-end companies. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 at the end of the first interim or annual period ending after March 15, 2004. For all entities created subsequent to January 31, 2003, Public Entities were required to apply the provisions of FIN 46. The adoption of FIN 46 did not have a material impact to our consolidated financial position, results of operations or cash flows. The adoption of FIN 46R for SPEs did not have an impact to our consolidated financial position, results of operations or cash flows, and we do not believe the adoption of FIN 46R for non-SPEs will have a material impact to our consolidated financial position, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

- *Reserves for inventory excess, obsolescence and lower of market values over costs* – We generally purchase raw materials in quantities that we anticipate will be fully used in the near term. Changes in operating strategy, customer demand and unpredictable fluctuations in market values of raw materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to costs and, when necessary, reduce the carrying amount of our inventory to its market value.

- *Allowances for doubtful accounts and price protection* – We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additionally, we maintain allowances for limited price protection rights for inventories of our products held by our customers as a result of recent sales transactions to them.

  If we reduce the list price of our products, these customers may receive a credit from us. We estimate the impact of such pricing changes on a regular basis and adjust our allowances accordingly.

- *Product returns* – We offer a majority of our customers that purchase products through our consumer channels limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relationships with our customers. We provide for estimated future returns of inventory at the time of sale based on historical experience, and actual results have been within our expectations.

- *Sales and marketing incentives* – Sales and marketing incentives were offset against revenues or charged to operations in accordance with Emerging Issues Task Force Issue No. 01-09, "EITF 01-09." Sales and marketing incentives amounted to $8.4 million for 2003 and $7.5 million for 2002, respectively, of which $4.9 million and $3.4 million, respectively, were offset against revenues, and $3.5 million and $4.1 million, respectively, were charged as an operating expense.

  Consideration generally given by us to a customer is presumed to be a reduction of selling price, and therefore, a reduction of revenue. However, if we receive an identifiable benefit in return for the consideration given to our customer that is sufficiently separable from our sales to that customer, such that we could have paid an independent company to receive that benefit; and we can reasonably estimate the fair value of that benefit, then the consideration is characterized as an expense. We estimate the fair value of the benefits we receive by tracking the advertising done by our customers on our behalf and calculating the value of that advertising using a comparable rate for similar publications.

- *Income taxes* – As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, we establish a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if our ultimate tax liability differs from the periodic tax provision reflected in the consolidated statements of operations, additional tax expense may be recorded.

- *Litigation and other contingencies* – Management regularly evaluates our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, our management will assess whether such information warrants the recording of additional expense relating to our contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

- *Valuation of long-lived assets* – We assess the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Changes in our operating strategy can significantly reduce the estimated useful life of such assets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

At any time, fluctuations in interest rates could affect interest earnings on our cash and cash equivalents. We believe that the effect, if any, of reasonably possible near term changes in interest rates on our financial position, results of operations, and cash flows would not be material. Currently, we do not hedge these interest rate exposures. The primary objective of our investment activities is to preserve capital. We have not used derivative financial instruments in our investment portfolio.

At December 31, 2003, our cash and cash equivalents were $30.8 million invested in money market and other interest bearing accounts.

At December 31, 2003, our investment in marketable securities was $45.6 million. The marketable securities consist of certificates of deposit with an original maturity of one year at different financial institutions and auction rate securities. At December 31, 2003, these marketable securities had a weighted-average time to maturity of approximately 27.1 days. Marketable securities represent investments with an original maturity of greater than three months. These securities are classified as held to maturity because we have the intention and ability to hold the securities to maturity. Gross unrealized gains and losses on held-to-maturity marketable securities have historically not been material.

If interest rates were to decrease 1%, the result would be an annual decrease in our interest income related to our cash and cash equivalents of approximately $308,000. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effect of the change in the level of overall economic activity that could exist in such an environment.

The carrying amount, principal maturity and estimated fair value of our cash, cash equivalents and marketable securities as of December 31, 2003 were as follows:

	Expected Maturity Date			Fair Value
	2004	Thereafter	Total	12/31/2003
INVESTMENTS				
Cash and cash equivalents:				
Money Market Funds	$30,769,000	$ 0	$30,769,000	$30,769,000
Weighted average interest rate	1.00%		1.00%	0.00%
Total cash and cash equivalents	$30,769,000	$ 0	$30,769,000	$30,769,000
Weighted average interest rate	1.00%		1.00%	0.00%
Marketable securities	$45,625,000	$ 0	$45,625,000	$45,625,000
Weighted average interest rate	1.27%		1.27%	0.00%

Foreign Currency Exchange Rate Risk
More than 95.0% of our international sales are denominated in U.S. dollars. Consequently, if the value of the U.S. dollar increases relative to a particular foreign currency, our products could become relatively more expensive. In addition, we purchase substantially all of our IC devices from local distributors of Japanese, Korean and Taiwanese suppliers. Fluctuations in the currencies of Japan, Korea or Taiwan could have an adverse impact on the cost of our raw materials. To date, we have not entered any derivative instruments to manage risks related to interest rate or foreign currency exchange rates.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risks described below in addition to the other information in this Report. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this Report, including our consolidated financial statements and related notes.

This Report contains forward-looking statements based on the current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this Report. We do not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

We expect our quarterly operating results to fluctuate in future periods, causing our stock price to fluctuate or decline. Our quarterly operating results have fluctuated in the past, and we believe they will continue to do so in the future. Our future results of operations will depend on many factors including:

- Our suppliers' production levels for the components used in our products;
- Our ability to procure required components or fluctuations in the cost of such components;
- Fluctuating market demand for, and changes in the average sales prices of our products;
- The effects of litigation;
- Changes in our product and revenue mix;
- Seasonal purchasing patterns for our products with lower sales generally occurring in the first and second quarters followed by higher sales in the fourth quarter of each year;
- Market acceptance of new and enhanced versions of our products;
- The timing of the introduction of new products or components and enhancements to existing products or components by us, our competitors or our suppliers;
- Order cancellations, product returns, inventory write-downs, price protections, and rebates;
- Manufacturing inefficiencies associated with the start-up of new products and volume production;
- Expenses associated with acquisitions;
- Our ability to adequately support future rapid growth;
- Our ability to absorb manufacturing overhead;
- Increases in our sales and marketing expenses in connection with decisions to pursue new product initiatives; and
- Expenses associated with the Xiran Division or any new divisions.

Due to the above and other factors, quarterly revenues and results of operations are difficult to forecast, and period-to-period comparisons of our operating results may not be predictive of future performance. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would likely decline. In addition, the trading price of our common stock may fluctuate or decline regardless of our operating performance.

Our dependence on a small number of suppliers for integrated circuit, or IC, devices and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders. IC devices represent more than 90% of the component costs of our manufactured Flash cards and DRAM modules. We are dependent on a small number of suppliers that supply Flash and DRAM components. We have no long-term DRAM IC device supply contracts and only have a limited supply contract with Renesas, formerly Hitachi Semiconductor, for Flash IC devices. While some of our competitors have entered into long-term contracts with suppliers that guarantee them a certain allocation of Flash IC devices, our contract with Renesas provides no assurance that Renesas can or will agree to supply the quantities of Flash IC devices we may need to meet our production goals. In addition, our contract with Renesas will terminate in June 2004. We periodically review opportunities to develop alternative sources for our Flash and DRAM IC device needs. However, our options are very limited because of the small number of memory manufacturers. Our dependence on a small number of suppliers and the lack of any guaranteed sources of supply expose us to several risks, including the inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Renesas, Matsushita and Samsung supply substantially all of the IC devices used in our Flash memory products. In addition, Micron Technology and Samsung currently supply a majority of the DRAM IC devices used in our DRAM and IC Tower stacking DRAM memory products. A disruption in or termination of our supply relationship with any of these significant suppliers due to natural disasters or other factors, or our inability to develop relationships with new suppliers, if required, would cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with our customers and negatively affect our revenues and could increase our costs or the prices of our products. In particular, if our supply relationships with Renesas or Samsung are disrupted or terminated, our ability to manufacture and sell our Flash products would be harmed and our Flash business would be adversely affected.

Moreover, from time to time, our industry experiences shortages in Flash and DRAM IC devices which have required some vendors to place their customers, ourselves included, on component allocation. This means that while we may have customer orders, we may not be able to obtain the materials that we need to fill those orders in a timely manner or at competitive prices. The market for Flash IC devices is currently undergoing a period of limited supply, and we cannot predict if this condition will continue or worsen and, if it does, for how long. During this period of limited supply we have had to refuse to accept some orders from our customers for some of our products. If we are unable to obtain sufficient Flash IC devices and other components to meet our customers' requirements, they may reduce future orders or eliminate us as a supplier and our revenues may decline. Additionally, our reputation could be harmed, we may not be able to replace any lost business with new customers, and we may lose market share to our competitors.

Declines in our average sales prices may result in declines in our revenues and gross profit. Our average sales prices may decline due to several factors. During the majority of 2001 and 2002, and the first four months of 2003, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average sales prices, revenues and gross profit. Declines in semiconductor prices could also affect the valuation of our inventory, which could harm our financial results. During periods of overcapacity, our revenues and gross profit will decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in sales prices. Our efforts to reduce costs and develop new products to offset the impact of further declines in average sales prices may not be successful. Declines in average sales prices would also enable OEMs to pre-install higher capacity base memory into new systems at existing price points, and thereby reduce the demand for our aftermarket memory products.

In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and Flash components. Increases in the worldwide supply of DRAM and Flash components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average sales prices of our products and have a material adverse effect on our business and operating results. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average sales prices.

We are subject to the cyclical nature of the semiconductor industry and any future downturn could continue to adversely affect our business. The semiconductor industry, including the memory markets in which we compete, is highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average sales prices. Since 2001, a downturn in the semiconductor industry has negatively impacted our average sales prices, revenues and earnings. These negative conditions continued through the first quarter of 2003, but began to improve in the second and third quarters of 2003 as demand for Flash and DRAM products increased and component prices stabilized. However, there can be no assurance that Flash and DRAM demand or component prices will increase or remain stable or that a turnaround will occur or be sustained. Any future downturns could have a material adverse effect on our business and results of operations.

Sales to a limited number of customers represent a significant portion of our revenues, and the loss of any key customer would materially reduce our revenues. Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our revenues.

Historically, a relatively limited number of customers have accounted for a significant percentage of our revenues. Our ten largest customers accounted for an aggregate of 51.9% of our total revenues in 2003 and 55.5% of our total revenues in 2002. Our ten largest Consumer Division customers accounted for an aggregate of 58.4% of our Consumer Division revenues, or 42.3% of our total revenues, in 2003 and 60.1% of our Consumer Division revenues, or 46.0% of our total revenues, in 2002. Our largest Consumer Division customer in 2003 and 2002, CDW Computer Centers, accounted for 26.6% of our Consumer Division revenues, or 19.2% of our total revenues, for 2003 and 27.6% of our Consumer Division revenues, or 21.1% of our total revenues, in 2002. No other Consumer Division customer accounted for more than 10.0% of our total revenues in 2003 or 2002.

Our ten largest OEM Division customers accounted for an aggregate of 72.2% of our OEM Division revenues, or 19.9% of our total revenues, in 2003 and 78.4% of our OEM Division revenues, or 18.4% of our total revenues, in 2002. No single OEM Division customer accounted for more than 10.0% of our total revenues in 2003 or 2002.

Consolidation in some of our customers' industries may result in increased customer concentration and the potential loss of customers as a result of acquisitions. In addition, the composition of our major customer base changes from quarter to quarter as the market demand for our customers' products changes, and we expect this variability to continue in the future. We expect that sales of our products to a limited number of customers will continue to contribute materially to our revenues in the foreseeable future. The loss of, or a significant reduction in purchases by any of our major customers, could harm our business, financial condition and results of operations.

Our ability to use our net operating loss and tax credit carryforwards may be substantially limited, which could harm our financial condition. We are currently generating a number of net operating losses and tax credits, which we are not able to utilize at this time. The availability of some of these net operating losses and tax credit carryforwards are subject to expiration and/or certain limitations. As of December 31, 2003, we had federal net operating loss carryforwards of approximately $6.8 million, which begin to expire in 2023, and state net operating loss carryforwards of approximately $5.9 million, which begin to expire in 2013. As of December 31, 2003, we had federal research and development credit carryforwards of approximately $800,000, which begin to expire in 2022. In addition, we had the following state credits as of December 31, 2003: research and development credit carryforwards of approximately $1.4 million, which carryforward indefinitely; enterprise zone credit carryforwards of approximately $1.5 million, which carryforward indefinitely; and manufacturer's investment credit carryforwards of approximately $498,000, which begin to expire in 2009. We are required to periodically review our ability to use our net operating loss and tax credit carryforwards. Such review may result in the limiting of the amount of net operating losses or tax credit carryforwards that can be utilized in the future to offset future taxable income or tax liabilities. Since the limitation is based on a number of factors, we cannot determine the impact of such a limitation at this time but, if our ability to use net operating loss and tax credit carryforwards were substantially limited, it could harm our financial condition.

We may make acquisitions that are dilutive to existing shareholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations. We intend to grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. If we make any future acquisitions, we could issue stock that would dilute our shareholders' percentage ownership, incur substantial debt, reduce our cash reserves or assume contingent liabilities.

Furthermore, acquisitions may require material infrequent charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

Our limited experience in acquiring other businesses, product lines and technologies may make it difficult for us to overcome problems encountered in connection with any acquisitions we may undertake. We continually evaluate and explore strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets. Our experience in acquiring other businesses, product lines and technologies is limited. The attention of our small management team may be diverted from our core business if we undertake any future acquisitions. Our recent and any potential future acquisitions also involve numerous risks, including, among others:

- Problems assimilating the purchased operations, technologies or products;
- Costs associated with the acquisition;
- Adverse effects on existing business relationships with suppliers and customers;
- Risks associated with entering markets in which we have no or limited prior experience;
- Potential loss of key employees of purchased organizations; and
- Potential litigation arising from the acquired company's operations before the acquisition.

We completed the acquisition of the assets of Irvine Networks, LLC, renamed our Xiran Division, in January 2002. There can be no assurance that the product development efforts completed thus far by our Xiran Division will result in future profitability of the Xiran Division. In addition, the success of the Xiran Division will depend in significant part upon the ability to develop, introduce and sell its products on a timely and cost-effective basis, and to respond to changing customer requirements.

Our inability to overcome problems encountered in connection with any acquisitions could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. These challenges are magnified as the size of a potential future acquisition increases. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

Three of our beneficial shareholders have substantial influence over our operations and could control all matters requiring shareholder approval. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer and director of SimpleTech, are brothers and beneficially own approximately 57.5% of our outstanding common stock at December 31, 2003. In addition, they have a non-binding understanding that at any shareholders' meeting of SimpleTech where action is to be taken with respect to the election of directors, they each would cause the shares of SimpleTech common stock beneficially owned by them to be voted in favor of their election as directors. As a result, they have the ability to control all matters requiring approval by our shareholders, including the election and removal of directors, approval of significant corporate transactions and the decision of whether a change in control will occur. This control could affect the price that certain investors may be willing to pay in the future for shares of our common stock.

We are involved from time to time in claims and litigation over intellectual property rights, which may adversely affect our ability to manufacture and sell our products. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. Some of our suppliers and licensors have generally agreed to provide us with various levels of intellectual property indemnification for products and technology we purchase or license from them. A third-party could claim that our products, which incorporate the products purchased or technology licensed from our suppliers and licensors, infringes a patent or other proprietary right. In addition, from time to time, we have received, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, would likely result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. In addition, our suppliers' and licensors' obligation to indemnify us for intellectual property infringement may be insufficient or inapplicable to any such litigation. A license may not be available on commercially reasonable terms, if at all. Our failure to obtain a license on commercially reasonable terms, or at all, could cause us to incur substantial costs and suspend manufacturing products using the infringed technology. If we obtain a license, we would likely be required to pay license fees or make royalty payments for sales under the license. Such payments would increase our costs of revenues and reduce our gross margins and gross profit. If we are unable to obtain a license from a third party for technology, we could incur substantial liabilities or be required to expend substantial resources redesigning our products to eliminate the infringement. There can be no assurance that we would be successful in redesigning our products or that we could obtain licenses on commercially reasonable terms, if at all. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel.

We are currently a party to one lawsuit regarding intellectual property as further described under "Legal Proceedings." Because litigation is inherently uncertain, we cannot predict the outcome of this lawsuit. This lawsuit has diverted, and is expected to continue to divert, the efforts and attention of our key management and technical personnel. In addition, we have incurred, and expect to continue to incur, substantial legal fees and expenses in connection with this lawsuit. As a result, our defense of this lawsuit, regardless of its eventual outcome, has been, and will continue to be, costly and time consuming.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages. We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

Our intellectual property may not be adequately protected, which could harm our competitive position. Our intellectual property is critical to our success. We protect our intellectual property rights through patents, trademarks, copyrights and trade secret laws, confidentiality procedures and employee disclosure and invention assignment agreements. It is possible that our efforts to protect our intellectual property rights may not:

- Prevent the challenge, invalidation or circumvention of our existing patents;
- Result in patents that lead to commercially viable products or provide competitive advantages for our products;
- Prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;
- Prevent third-party patents from having an adverse effect on our ability to do business;
- Provide adequate protection for our intellectual property rights;
- Prevent disputes with third parties regarding ownership of our intellectual property rights;
- Prevent disclosure of our trade secrets and know-how to third parties or into the public domain; and
- Result in patents from any of our pending applications.

As part of our confidentiality procedures, we enter into non-disclosure and invention assignment agreements with all of our employees and attempt to control access to and distribution of our technology, documentation and other proprietary information. However, if such agreements are found to be unenforceable, we may be unable to adequately protect our intellectual property rights. In addition, despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies.

In addition, if our IC Tower stacking patent is found to be invalid, our ability to exclude competitors from making, using or selling the same or similar products to our IC Tower stacking products would cease. We have on at least one occasion applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we sell some of our products overseas, we have exposure to foreign intellectual property risks.

We may not be able to maintain or improve our competitive position because of the intense competition in the memory industry. We conduct business in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average sales prices and rapid product obsolescence. Our primary competitors in the third-party memory module industry include: Crucial Memory, a division of Micron Technology, DPAC Technologies, Kingston Technology, Lexar Media, M-Systems, PNY Technologies, SanDisk, and SMART Modular. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In addition, some of our significant suppliers, including Micron Semiconductor Electronics and Samsung Semiconductor, are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. Competition may arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We expect our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

We may be less competitive if we fail to develop new and enhanced products and introduce them in a timely manner. The memory, high-performance computing, networking and communications, consumer electronics and OEM markets are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to compete in these markets will depend in significant part upon our ability to successfully develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to respond to changing customer requirements.

We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays would provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Our product development is inherently risky because it is difficult to foresee developments in technology, anticipate the adoption of new standards, coordinate our technical personnel, and identify and eliminate design flaws. Defects or errors found in our products after commencement of commercial shipments could result in delays in market acceptance of these products. New products, even if first introduced by us, may not gain market acceptance. Accordingly, there can be no assurance that our future product development efforts, including the recent development by our Xiran Division of board-level solutions for servers designed to improve the efficiency and speed of data transport across a networking system, will result in future profitability or market acceptance. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations.

We may also seek to develop products with new standards for our industry. It will take time for these new standards and products to be adopted, for consumers to accept and transition to these new products and for significant sales to be generated from them, if this happens at all. Moreover, broad acceptance of new standards or products by consumers may reduce demand for our older products. If this decreased demand is not offset by increased demand for our new products, our results of operations could be harmed. We cannot assure you that any new products or standards we develop will be commercially successful.

The Flash-based storage market is constantly evolving, and we may not have rights to manufacture and sell certain types of products utilizing emerging new Flash formats, or we may be required to pay a royalty to sell products utilizing these formats. The Flash-based storage market is constantly undergoing rapid technological change and evolving industry standards. Many consumer devices, such as digital cameras, PDAs and smartphones, may transition to emerging Flash memory formats, such as the xD Picture Card format, which we do not currently manufacture and do not have rights to manufacture. This will likely result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash, Secure Digital and MultiMedia cards. If we decide to manufacture Flash products utilizing emerging formats, such as the xD Picture Card, we will be required to secure licensing arrangements to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply all Flash card formats at competitive prices or if we were to have product shortages, our revenues could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

The execution of our growth strategy depends on our ability to retain key personnel, including our executive officers, and to attract qualified personnel. Competition for employees in our industry is intense. We have had and may continue to have difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Manouch Moshayedi, our Chief Executive Officer, Mike Moshayedi, our President, and Mark Moshayedi, our Chief Operating Officer, Chief Technical Officer and Secretary. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy.

Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages. A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

Order cancellations, product returns, inventory write-downs, price protection and rebates could adversely affect our results of operations. To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels outstanding orders, we could experience an unanticipated increase in our inventory. A lack of consumer demand for our products may also cause increased product returns. A majority of our sales through consumer channels include limited rights to return unsold inventory. In addition, while we may not be contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would increase our inventory and reduce our revenues. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs. These inventory write-downs were approximately

$367,000 in 2003, compared to $304,000 in 2002. In addition, we offer some of our Consumer Division customers limited price protection rights for inventories of our products held by them. If we reduce the list price of our products, these customers may receive credits from us. We incurred price protection charges of approximately $1.3 million in 2003 and 2002. We also offer rebate programs through some of our Consumer Division customers to end-users. We recorded rebate charges of $1.4 million in 2003, compared to $1.1 million in 2002.

We are also subject to repurchase agreements with various financial institutions in connection with wholesale inventory financing. Under these agreements, we may be required to repurchase inventory upon customer default with a financing institution and then resell the inventory through normal distribution channels. As of December 31, 2003, we have not been required to repurchase inventory in connection with the customer default agreements noted above. However, it may be possible that we will be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $1.2 million in 2003, compared to $876,000 in 2002.

We have no long-term volume commitments from our customers. Sales of our products are made through individual purchase orders and, in certain cases, are made under master agreements governing the terms and conditions of the relationships. Customers may change, cancel or delay orders with limited or no penalties. We have experienced cancellations of orders and fluctuations in order levels from period-to-period and we expect to continue to experience similar cancellations and fluctuations in the future, which could result in fluctuations in our revenues.

We face risks associated with doing business in foreign countries, including foreign currency fluctuations and trade barriers, that could lead to a decrease in demand for our products or an increase in the cost of the components used in our products. The volatility of general economic conditions and fluctuations in currency exchange rates affect the prices of our products and the prices of the components used in our products. International sales of our products accounted for 18.8% and 14.8% of our revenues in 2003 and 2002, respectively. Except for Europe, which accounted for 10.3% of our revenues in 2003, no other foreign geographic area or single foreign country accounted for more than 10.0% of our revenues in 2003 or 2002. For 2003 and 2002, more than 95.0% of our international sales were denominated in U.S. dollars. However, if there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. In addition, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenues and results of operations will be subject to foreign exchange fluctuations, which could harm our business. We do not hedge against foreign currency exchange rate risks.

We purchase a majority of the IC devices used in our products from local distributors of foreign suppliers. Although our purchases of IC devices are currently denominated in U.S. dollars, devaluation of the U.S. dollar relative to the currency of a foreign supplier would likely result in an increase in our cost of IC devices.

Our international sales are subject to other risks, including regulatory risks, tariffs and other trade barriers, timing and availability of export licenses, political and economic instability, difficulties in accounts receivable collections, difficulties in managing distributors, lack of a significant local sales presence, difficulties in obtaining governmental approvals, compliance with a wide variety of complex foreign laws and treaties and potentially adverse tax consequences. In addition, the United States or foreign countries may implement quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products, leading to a reduction in sales and profitability in that country.

We have experienced quarterly and annual losses in the past and may continue to experience losses in the future. Although we have been profitable for most of our history, we have experienced losses on a quarterly and annual basis in the past. In 2003 and 2002, we incurred net losses of $1.6 million and $1.4 million, respectively. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.

Disruption of our operations in our Santa Ana, California, manufacturing facility would substantially harm our business. All of our manufacturing operations are located in our facility in Santa Ana, California. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from sustained process abnormalities, human error, government intervention or natural disasters, including earthquakes, power failures, fires or floods, could cause us to cease or limit our manufacturing operations and consequently harm our business, financial condition and results of operations.

Compliance with environmental laws and regulations could harm our operating results. We are subject to a variety of environmental laws and regulations governing, among other things, air emissions, waste water discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements could harm our ability to continue manufacturing our products. Such requirements could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. The imposition of additional or more stringent environmental requirements, the results of future testing at our facilities, or a determination that we are potentially responsible for remediation at other sites where problems are not presently known to us, could result in expenses in excess of amounts currently estimated to be required for such matters.

Failure to comply with governmental laws and regulations could harm our business. Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain of these instances the former employee has brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys' fees and costs.

These enforcement actions could harm our business, financial condition, results of operations and cash flows. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and cash flows could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees.

Our stock price is likely to be volatile and could drop unexpectedly. Our common stock has been publicly traded only since September 2000. The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology companies. As a result, the market price of our common stock may materially decline, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

Anti-takeover provisions in our charter documents and stock option plan could prevent or delay a change in control and, as a result, negatively impact our shareholders. We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions also could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

These provisions include:

- Limitations on who may call special meetings of shareholders;
- Advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;
- Elimination of cumulative voting in the election of directors;
- The right of a majority of directors in office to fill vacancies on the board of directors;
- The ability of our board of directors to issue, without shareholder approval, "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt.

Provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the 2000 Stock Incentive Plan upon a change in control under certain circumstances. Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our shareholders.

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SIMPLETECH, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of SimpleTech, Inc. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company has restated its consolidated financial statements at December 31, 2002 and for each of the two years ended December 31, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
March 30, 2004

CONSOLIDATED BALANCE SHEETS

December 31, (in thousands, except share and per share amounts)	2003	2002 Revised (Note 2)
ASSETS:		
CURRENT ASSETS:		
Cash and cash equivalents	$ 30,769	$ 24,442
Marketable securities	45,625	19,530
Accounts receivable, net of allowances of $1,100 and $782 at December 31, 2003 and 2002, respectively	33,036	19,019
Inventory, net	26,704	14,141
Deferred income taxes	1,087	28
Other current assets	2,236	3,859
Total current assets	139,457	81,019
Furniture, fixtures and equipment, net	9,263	10,347
Intangibles, net	372	496
Deferred income taxes	4,577	2,378
Total assets	$153,669	$ 94,240
LIABILITIES AND SHAREHOLDERS' EQUITY:		
CURRENT LIABILITIES:		
Accounts payable	$ 20,388	$ 16,381
Current maturities of capital lease obligations		113
Accrued and other liabilities	4,957	3,844
Total liabilities	$ 25,345	$ 20,338
Commitments and contingencies (Note 9)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.001 par value, 20,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 47,776,257 shares issued and outstanding as of December 31, 2003; 38,725,800 shares issued and outstanding as of December 31, 2002	48	39
Additional paid-in capital	122,777	66,716
Retained earnings	5,499	7,147
Total shareholders' equity	128,324	73,902
Total liabilities and shareholders' equity	$153,669	$ 94,240

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, (in thousands, except share and per share amounts)	2003	2002 Revised (Note 2)	2001
Net revenues	$ 211,806	$ 176,531	$ 164,241
Cost of revenues	175,927	143,582	127,832
Gross profit	35,879	32,949	36,409
Sales and marketing	20,735	18,151	18,078
General and administrative	10,545	10,452	11,262
Research and development	8,757	8,650	4,297
In-process research and development (Note 7)	-	1,560	-
Total operating expenses	40,037	38,813	33,637
(Loss) income from operations	(4,158)	(5,864)	2,772
Interest income	557	855	1,595
Interest expense	-	77	200
(Loss) income before (benefit) provision for income taxes	(3,601)	(5,086)	4,167
(Benefit) provision for income taxes	(1,953)	(3,695)	1,655
Net (loss) income	$ (1,648)	$ (1,391)	$ 2,512
Net (loss) income per share:			
Basic	$ (0.04)	$ (0.04)	$ 0.07
Diluted	$ (0.04)	$ (0.04)	$ 0.06
Shares used in computing net (loss) income per share:			
Basic	40,408,610	38,515,825	38,126,687
Diluted	40,408,610	38,515,825	39,435,505

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Stock Based Compensation	Retained Earnings	Total Shareholders' Equity
Balances, December 31, 2000	37,572,667	$ 38	$ 63,911	$ (62)	$ 6,026	$ 69,913
Net income (Revised – Note 2)					2,512	2,512
Compensation related to stock options vesting				47		47
Issuance of common shares under employee stock purchase plan	99,826		327			327
Stock buyback	(72,500)		(92)			(92)
Exercise of stock options	672,057		729			729
Tax benefits from exercise of stock options			609			609
Balances, December 31, 2001 (Revised – Note 2)	38,272,050	38	65,484	(15)	8,538	74,045
Net loss (Revised – Note 2)					(1,391)	(1,391)
Compensation related to stock options vesting			48	15		63
Issuance of common shares under employee stock purchase plan	94,833		222			222
Exercise of stock options	358,917	1	549			550
Tax benefits from exercise of stock options			413			413
Balances, December 31, 2002 (Revised – Note 2)	38,725,800	39	66,716		7,147	73,902
Net loss					(1,648)	(1,648)
Issuance of common share under stock offering	8,100,000	8	53,122			53,130
Exercise of stock options	854,792	1	1,303			1,304
Issuance of common shares under employee stock purchase plan	95,665		203			203
Tax benefits from exercise of stock options			1,433			1,433
Balances, December 31, 2003	47,776,257	$ 48	$ 122,777	$	$ 5,499	$ 128,324

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, (in thousands)	2003	2002 Revised (Note 2)	2001
Cash flows from operating activities:			
Net (loss) income	$ (1,648)	$ (1,391)	$ 2,512
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	3,542	3,545	3,029
(Gain) loss on sale of furniture, fixtures and equipment	(50)	122	50
Restructuring and impairment charges	(141)	–	141
Accounts receivable provisions	2,164	1,463	2,003
Inventory excess and obsolescence expense	367	304	759
Deferred income taxes	(3,258)	(1,033)	1,016
Compensation related to stock options vesting	–	63	47
Tax benefit from exercise of stock options	1,433	413	609
In-process research and development	–	1,560	–
Change in operating assets and liabilities:			
Accounts receivable	(16,181)	(7,880)	13,498
Inventory	(12,930)	(4,602)	20,450
Other assets	1,623	497	(3,287)
Accounts payable	4,007	6,061	(15,630)
Accrued and other liabilities	1,113	661	(1,036)
Net cash (used in) provided by operating activities	(19,959)	(217)	24,161
Cash flows from investing activities:			
Marketable securities	(26,095)	(19,530)	–
Purchase of furniture, fixtures and equipment	(2,329)	(5,383)	(5,796)
Proceeds from sale of furniture, fixtures and equipment	186	717	393
Acquisition of assets	–	(2,295)	–
Net cash used in investing activities	(28,238)	(26,491)	(5,403)
Cash flows from financing activities:			
Repayments of borrowings from banks	–	(1,012)	(832)
Payments on capital lease obligations	(113)	(441)	(806)
Proceeds from exercise of stock options	1,304	550	729
Stock buyback	–	–	(92)
Proceeds from issuance of common stock	53,333	222	327
Net cash provided by (used in) financing activities	54,524	(681)	(674)
Net increase (decrease) in cash	6,327	(27,389)	18,084
Cash and cash equivalents at beginning of period	24,442	51,831	33,747
Cash and cash equivalents at end of period	$ 30,769	$ 24,442	$ 51,831
Supplemental disclosure of cash flow information:			
Cash paid during the year:			
Income taxes	$ 6	$ 10	$ 4,025
Interest	$ –	$ 78	$ 197

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. COMPANY ORGANIZATION:

Simple Technology, Inc., incorporated in March 1990 and renamed SimpleTech, Inc. in May 2001, designs, manufactures and markets a comprehensive line of memory and storage products, as well as connectivity products that connect memory cards and hard drive upgrade kits to PCs. The Company's memory and storage products are based on dynamic random access memory, or DRAM, static random access memory, or SRAM, and Flash memory technologies. These products are used in consumer electronics, high-performance computing, defense and aerospace, networking and communications and Original Equipment Manufacturer, or OEM, applications. The Company offers its products through its OEM Division and Consumer Division. Consumer Division channels include value added resellers, mail order, distributors and mass market retailers. The OEM Division sells primarily custom memory products for newly manufactured systems, with most sales based on a cooperative effort between the Company's design team and the engineers of the OEM Division customers.

NOTE 2. REVISION OF FINANCIAL STATEMENTS:

The Company is revising its previously issued consolidated financial statements for the years ended December 31, 2002 and 2001, and for the first three quarters of December 31, 2003 and for each of the quarters in the year ended 2002 for the following four items:

- In December 2003, the Company discovered a non-cash clerical error in computing depreciation related to two fixed asset categories during the three-year period ended December 31, 2003. As a result of correcting this error, operating expenses have been decreased by $185,000 in 2002 and $123,000 in 2001.
- In the quarter ended June 30, 2003, the Company determined that the acquisition of Irvine Networks, LLC (now known as the Company's Xiran Division) previously recorded as a business combination in the quarter ended March 31, 2002, should instead have been recorded as an acquisition of assets. As such, in its previously issued financial statements for the quarter ended June 30, 2003, the Company recorded the effect of correcting this accounting entirely in that quarter, rather than by revising its previously issued financial statements. As a consequence, in the quarter ended June 30, 2003, the Company previously (i) reclassified $540,000 of the $835,000 goodwill that had been recorded at the time of the transaction to amortizable intangible assets, representing assembled workforce with an estimated life of five years, (ii) charged-off against income the remaining $295,000 of goodwill, and (iii) recorded amortization expense of $162,000 reflecting the $135,000 cumulative effect of related amortization since the date of the acquisition as well as $27,000 in amortization for the quarter ended June 30, 2003. After further analysis, the Company has now determined that the appropriate accounting would have been to retroactively reflect the effect of the asset acquisition for all periods since the date of acquisition. Consequently, the Company has now revised its previously issued financial statements primarily to (i) increase by $200,000, to $1,560,000 the amount initially allocated to in-process research and development, (ii) increase by $15,000, to $115,000 the amount initially allocated to fixed assets, and (iii) allocate $620,000 to assembled workforce, all as of the acquisition date in the quarter ended March 31, 2002. In addition, the goodwill write-off of $295,000 and the cumulative amortization of $135,000 relating to this transaction recorded in the quarter ended June 30, 2003, as well as the $27,000 recorded for that quarter were reversed and instead the appropriate amortization charge of $31,000 has been recorded in each quarter since the date of acquisition.
- The Company has now recorded in the quarter ended December 31, 2001 a write-down of $141,000 of certain fixed assets which were previously designated as held for sale in that quarter. Previously this write-down was recorded in the quarter ended March 31, 2003.
- The Company has now recognized in income in the quarter ended December 31, 2001 a $308,000 grant from the Scottish government which is the period when the conditions relating to the grant were met. This grant was originally recognized in income by the Company in the quarter ended June 30, 2003.

The combined effect of these revisions increased the Company's net loss by $85,000 in 2002 and increased its net income by $172,000 in 2001. Additionally, these revisions reduced fully diluted earnings per share by $.01 in 2002 and had no impact on fully diluted earnings per share in 2001. See Note 12, "Selected Quarterly Financial Data (Unaudited)" for the effect of these revisions on quarterly results.

The effect of the revisions described above on 2002 and 2001 is as follows (in thousands, except per share data):

Statement of Operations:

Year Ended:	December 31, 2002		December 31, 2001	
	As Reported	As Revised	As Reported	As Revised
Gross Profit	$ 32,949	$ 32,949	$ 36,550	$ 36,409
(Loss) income before (benefit) provision for income taxes	(4,943)	(5,086)	3,877	4,167
Net (loss) income	(1,306)	(1,391)	2,340	2,512
Net (loss) income per share:				
Basic	$ (0.03)	$ (0.04)	$ 0.06	$ 0.07
Diluted	$ (0.03)	$ (0.04)	$ 0.06	$ 0.06

Balance Sheet:

Year Ended:	December 31, 2002	
	As Reported	As Revised
Other current assets	$ 3,919	$ 3,859
Total current assets	81,079	81,019
Furniture, fixtures and equipment, net	10,169	10,347
Intangible assets, net	835	496
Total assets	94,461	94,240
Retained earnings	7,060	7,147
Total shareholders' equity	73,815	73,902
Total liabilities and shareholders' equity	94,461	94,240

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation: The accompanying consolidated financial statements include the accounts of SimpleTech, Inc. and its subsidiaries in California, Canada and Scotland (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents: Cash and cash equivalents consist primarily of cash in banks and money market funds. All highly liquid investments with a maturity date of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates market value.

Marketable Securities: Marketable securities consist primarily of certificates of deposit with an original maturity of one year at several different financial institutions and auction rate securities. The certificates of deposit are classified as held-to-maturity because the Company has the intent and ability to hold the securities to maturity. The auction rate securities are available for sale. These securities are stated at cost, which approximates fair market value, and the gross unrealized gains and losses on these securities have historically not been material.

Accounts Receivable: Accounts receivable consist of trade receivables recorded upon recognition of revenue for product sales, reduced by reserves for the estimated amount deemed uncollectible due to bad debt, price protections and sales returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Additionally, the Company maintains allowances for limited price protection rights for inventories of its products held by its customers as a result of recent sales transactions to them.

If the Company reduces the list price of its products, these customers may receive a credit from the Company. The Company estimates the impact of such pricing changes on a regular basis and adjusts its allowances accordingly. The amount charged to operations for amounts deemed uncollectible as a result of bad debt are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company's estimate of the amount needed on those ending accounts receivable balances, relating to the identification of specific accounts. Amounts charged to operations for amounts pursuant to price protection and sales returns are based on the sum of (i) the actual amounts incurred during the year and (ii) the Company's estimate of the amounts required, but not yet incurred, relating to the identification of specific accounts for price protection and current and historical information for sales returns. For the years ended December 31, 2003, 2002, and 2001, amounts charged to operations for uncollectible accounts for bad debt, price protection and sales returns were approximately $2,164,000, $1,463,000 and $2,003,000, respectively.

Inventory: Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out ("FIFO") method of accounting. The Company generally purchases raw materials in quantities that it anticipates will be fully used in the near term. Changes in operating strategy, customer demand and unpredictable fluctuations in market values of raw materials can limit the Company's ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. The Company regularly monitors potential inventory excess, obsolescence and lower market values compared to costs and, when necessary, reduces the carrying amount of its inventory to its market value.

Furniture, Fixtures and Equipment: Furniture, fixtures and equipment are stated at cost and depreciated using the straight-line method. The Company's estimated useful lives of the assets, other than leasehold improvements, range from four to five years for equipment and seven years for furniture and fixtures. Leasehold improvements and assets under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

Expenditures for major renewals and betterments are capitalized, while minor replacements, maintenance and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

The Company continually monitors events and changes in circumstances that could indicate that the carrying balances of its furniture, fixtures and equipment may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Disposal of Long-Lived Assets." When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Revenue Recognition: Product sales and related cost of sales are recognized upon the shipment of product to customers provided the Company has received a purchase order, the price is fixed or determinable, collectibility of the resulting receivable is reasonably assured, returns are reasonably estimable and there are no remaining obligations. The terms of substantially all product sales are FOB shipping point. A substantial portion of the Company's sales through its Consumer Division includes limited rights to return unsold inventory. In addition, some customers have limited price protection rights for inventories of the Company's products held by them. If the Company reduces the list price of their products, these customers may be entitled to receive credits from the Company. The Company provides for estimated future returns of inventory, limited price protection arrangements and the estimated costs of warranty at the time of sale based on historical experience.

Shipping and Handling Costs: Shipping and handling costs incurred in a sales transaction to ship products to a customer are included in sales and marketing. For the years ended December 31, 2003, 2002 and 2001, shipping and handling costs were approximately $2,300,000, $2,244,000 and $2,388,000, respectively. Amounts billed to customers for shipping and handling are included in revenues. For the years ended December 31, 2003, 2002 and 2001, shipping and handling billed to customers was $408,000, $361,000 and $461,000, respectively.

Sales and marketing incentives: Sales and marketing incentives are offset against revenues or charged to operations in accordance with Emerging Issues Task Force Issue No. 01-09, "EITF 01-09." Sales and marketing incentives amounted to $8,427,000 for 2003 and $7,529,000 for 2002, of which $4,932,000 and $3,415,000, respectively, were offset against revenues, and $3,495,000 and $4,114,000, respectively, were charged as an operating expense.

Consideration generally given by the Company to a customer is presumed to be a reduction of selling price, and therefore, a reduction of revenue. However, if the Company receives an identifiable benefit in return for the consideration given to its customer that is sufficiently separable from the Company's sales to that customer, such that the Company could have paid an independent company to receive that benefit; and the Company can reasonably estimate the fair value of that benefit, then the consideration is characterized as an expense. The Company estimates the fair value of the benefits its receives by tracking the advertising done by its customers on the Company's behalf and calculating the value of that advertising using a comparable rate for similar publications.

Advertising Costs: Advertising costs, which relate primarily to various print media expenditures, are expensed as incurred. For the years ended December 31, 2003, 2002, and 2001, advertising costs were approximately $2,114,000, $2,469,000 and $2,914,000, respectively.

Research and Development: Research and development costs, which primarily relate to payroll-related costs, consulting fees and rent expense for office space, are expensed as incurred.

Income Taxes: Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the year and the change during the year in deferred income tax assets and liabilities.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," and amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," requires use of option valuation models that were not developed for use in valuing employee stock options. Under the provisions of APB 25, the Company recognizes compensation expense only to the extent that the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant. Pro forma information regarding net loss and loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method. The fair value method for these options was estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value of each option grant under the Plan and subsequent to the Company's 2000 initial public offering was estimated on the date of the grant using the Black-Scholes option-pricing model. The assumptions used for the period from September 28, 2000 through December 31, 2003, were as follows: the risk-free interest rate ranged from 2.14% to 3.50% in 2003, 2.67% to 4.92% in 2002, 3.62% to 4.87% in 2001, and 5.84% to 6.01% from September 28, 2000 to December 31, 2000; generally the exercise price was equal to the fair market value of the underlying common stock at the grant date; the expected life of the option is 5 years; the forfeiture rate is estimated at 8.0%; expected volatility ranged from 63% to 65% and the common stock is not expected to pay dividends.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 2003, 2002 and 2001 follows:

	Year Ended December 31,		
	2003	2002 Revised (Note 2)	2001
(Loss) income before income taxes, as reported	$(3,601,000)	$(5,086,000)	$ 4,167,000
Additional compensation expense per SFAS No. 123	$(5,555,000)	$(3,614,000)	$(3,992,000)
Pro forma (loss) income before (benefit) provision for income taxes	$ (9,156,000)	$(8,700,000)	$ 175,000
Pro forma (benefit) provision for income taxes	$(4,064,000)	$(5,068,000)	$ 73,000
Pro forma net (loss) income	$(5,092,000)	$(3,632,000)	$ 102,000
Net (loss) income as reported/revised	$(1,648,000)	$(1,391,000)	$ 2,512,000
Basic net (loss) income per share:			
Pro forma	$ (0.13)	$ (0.09)	$ (0.00)
As reported/revised	$ (0.04)	$ (0.04)	$ 0.07
Diluted net (loss) income per share:			
Pro Forma	$ (0.13)	$ (0.09)	$ (0.00)
As reported/revised	$ (0.04)	$ (0.04)	$ 0.06
Weighted average shares outstanding:			
Basic	40,408,610	38,515,825	38,126,687
Diluted	40,408,610	38,515,825	39,435,505

The Company accounts for non-employee stock-based awards, in which goods or services are the consideration received for the stock options issued, in accordance with the provisions of SFAS No. 123 and related interpretations. Compensation expense for non-employee stock-based awards is recognized in accordance with FASB Interpretation 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plans, an Interpretation of APB Opinions No. 15, and 25" (FIN 28). Under SFAS No. 123 and FIN 28, the Company records compensation expense based on the then-current fair values of the stock options at each financial date. Compensation recorded during the service period is adjusted in subsequent periods for changes in the stock options' fair value.

Per Share Information: In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share," which established standards for the computation, presentation and disclosure requirements for basic and diluted earnings per share for entities with publicly held common shares and potential common shares. Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to additionally reflect the effect of potentially dilutive securities.

For the year ended December 31, 2001, potentially dilutive securities consisted solely of options and resulted in potential common shares of 1,308,818. Because of the net losses during the years ended December 31, 2003 and 2002, no potential common shares were included in the diluted per share amount as the effect would have been anti-dilutive. If potential common shares were included, the number of shares used to compute net loss per share would have been increased by approximately 3,272,000 shares and 2,310,000 shares for the years ended December 31, 2003 and 2002 respectively.

Risks and Uncertainties: Financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of cash and cash equivalents and accounts receivable. As of December 31, 2003 approximately 21% of accounts receivable were concentrated with two customers and at December 31, 2002 approximately 15% of accounts receivable were concentrated with one customer. For the years ended December 31, 2003, 2002 and 2001, sales to CDW Computer Centers comprised 19%, 21% and 20%, respectively, of the Company's revenues. For the year ended December 31, 2001, sales to Unisys accounted for 11% of the Company's revenues. No other single customer accounted for more than 10% of accounts receivable or revenues at December 31, 2003 and 2002, or for each of the three years in the period ended December 31, 2003. The Company generally does not require collateral on accounts receivable as the majority of the Company's customers are large, well-established companies. Historically, bad debt provisions have been consistent with management's expectations.

At December 31, 2003 and 2002, the Company had amounts on deposit with financial institutions that were in excess of the federally insured limit of $100,000.

The manufacturing operations of the Company are concentrated in a facility located in Santa Ana, California. As a result of this geographic concentration, a disruption in the manufacturing process resulting from a natural disaster or other unforeseen event could have a material adverse effect on the Company's financial position and results of operations.

Certain of the Company's products utilize components that are purchased from a small number of sources with whom the Company has no long-term contracts. An inability to obtain such components in the amounts needed on a timely basis or at commercially reasonable prices could result in delays in product introductions, interruptions in product shipments or increases in product costs, which could have a material adverse effect on the Company's financial position and results of operations.

Warranties: The Company's memory products are generally sold under various limited warranty arrangements. The estimated future costs of repair or replacement are immaterial.

Management Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In-Process Research and Development: In connection with the acquisition of substantially all the assets of Irvine Networks, LLC (which resulted in the creation of the Company's Xiran Division), the Company determined the amount allocated to in-process research and development utilizing the discounted cash flow appraisal method. The value of the technology acquired was the sum of the present value of projected debt-free net income, in excess of returns on requisite assets over the life of the technology. At the time of the valuation, significant assumptions forming the basis of the appraisal were that material cash inflows will commence in 2004; estimated costs to complete the product will be $8.5 million; and a discount rate of 60% which considered the stage of development of the Xiran's technology, and the nature of projections.

New Accounting Pronouncements: In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods, interim or annual, beginning after June 15, 2003. The Company adopted Issue No. 00-21 on July 1, 2003. The adoption of Issue No. 00-21 did not have a material impact to the Company's consolidated financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatory redeemable non-controlling interests). For all instruments that existed prior to May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatory redeemable non-controlling interests). For mandatory redeemable non-controlling interests, the FASB has deferred certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In December 2003 the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 codifies, revises and rescinds certain sections of SAB No. 101 in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Accordingly, there is no impact to the Company's results of operations, financial position or cash flows as a result of the issuance of SAB No. 104.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R requires the application of either FIN 46 or FIN 46R by Public Entities to all Special Purpose Entities (SPE) created prior to February 1, 2003 as of December 31, 2003 for calendar year-end companies. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 at the end of the first interim or annual period ending after March 15, 2004. For all entities created subsequent to January 31, 2003, Public Entities were required to apply the provisions of FIN 46. The adoption of FIN 46 did not have a material impact to the Company's consolidated financial position, results of operations or cash flows. The adoption of FIN 46R for SPEs did not have an impact to the Company's consolidated financial position, results of operations or cash flows, and the Company does not believe the adoption of FIN 46R for non-SPEs will have a material impact to its consolidated financial position, results of operations or cash flows.

Reclassifications: Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 4. RELATED PARTY TRANSACTIONS:

The Company occupies two leased facilities of approximately 24,500 and 48,600 square feet in Santa Ana, California, in which its executive offices, manufacturing, engineering, research and development and testing operations are located. The Company leases both facilities from MDC Land LLC ("MDC"), a limited liability company owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of SimpleTech. MDC has no operations other than leasing transactions with the Company.

An operating lease with MDC for the 24,500 square foot facility expires in July 2017. The monthly base rent is $17,000 until August 1, 2005, at which time the monthly base rent will be adjusted based by an independent appraiser. Beginning on August 1, 2007, the monthly base rent will be adjusted every two years based on the change in the Consumer Price Index.

An operating lease with MDC for the 48,600 square foot facility expires in July 2017. The monthly base rent is $33,000 until August 1, 2005, at which time the monthly base rent will be adjusted based by an independent appraiser. Beginning on August 1, 2007, the monthly base rent will be adjusted every two years based on the change in the Consumer Price Index

Building rent expense for these two facilities amounted to $603,000 for each of the years ended December 31, 2003, 2002 and 2001. At December 31, 2003, 2002 and 2001, there was no outstanding facility rent owed to MDC.

In 1996 and 1997, the Company entered into equipment leases with MDC Land Corporation, a corporation owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. In December 2001, the Company exercised its purchase option under the capital leases by purchasing all of the related equipment for approximately $21,000. Equipment lease payments amounted to $0 in 2003, $0 in 2002 and $385,000 in 2001. At December 31, 2003, 2002 and 2001, there was no outstanding equipment lease payments owed to MDC.

In 2003, the Company purchased $66,000 in testing services from QualCenter, Inc., a Texas S Corporation company beneficially owned by Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi. QualCenter is located in Houston, Texas and tests memory modules for numerous third-party memory companies on an exclusive basis for Compaq Corporation under an arrangement whereby Compaq defines and specifies all test and evaluation procedures and methodologies.

NOTE 5. INVENTORY:

Inventory consists of the following:

	December 31,	
	2003	2002
Raw materials	$13,587,000	$ 6,325,000
Work-in-progress	1,477,000	364,000
Finished goods	12,683,000	8,256,000
	27,747,000	14,945,000
Valuation allowances	(1,043,000)	(804,000)
	$26,704,000	$14,141,000

NOTE 6. FURNITURE, FIXTURES AND EQUIPMENT:

Furniture, fixtures and equipment consist of the following:

	December 31,	
	2003	2002 Revised (Note 2)
Furniture and fixtures	$ 370,000	$ 325,000
Equipment	26,272,000	24,658,000
	26,642,000	24,983,000
Accumulated depreciation and amortization	(17,379,000)	(14,636,000)
	$ 9,263,000	$ 10,347,000

For the years ended December 31, 2003, 2002 and 2001, the Company recorded depreciation and amortization expense of approximately $3,542,000, $3,545,000 (revised) and $3,029,000 (revised), respectively.

At December 31, 2003, there were no furniture, fixtures and equipment under capital leases. At December 31, 2002, furniture, fixtures and equipment included approximately $1,978,000 of assets under capital leases with associated accumulated amortization of approximately $1,881,000.

NOTE 7. ACQUISITION OF ASSETS:

In January 2002, the Company acquired substantially all the assets, including intellectual property, of Irvine Networks, LLC, a development stage enterprise, for $2.3 million in cash. The Company retained the engineering staff of Irvine Networks, LLC, which was subsequently renamed the Xiran Division. In connection with the acquisition, approximately $1.6 million of the purchase price was allocated to in-process research and development ("IPR&D"). The amount attributed to IPR&D was expensed at the date of acquisition as the IPR&D projects had not reached technological feasibility nor had any alternative use. In addition, approximately $620,000 and $115,000 of the purchase price was allocated to intangible assets and fixed assets, respectively.

The acquisition added significant expertise in content delivery and storage system design. The Xiran Division is developing a universal solution to accelerate the delivery of content between network and storage. The success of the solution and the Xiran Division will depend in significant part upon the ability to develop, introduce and sell the product on a timely and cost-effective basis, and to respond to changing customer requirements.

Intangibles consisted of the following:

	December 31,	
	2003	2002 (Note 2)
Assembled workforce	$620,000	$620,000
Accumulated amortization	248,000	124,000
Intangibles, net	$372,000	$496,000

Amortization expense of $124,000 per year will be charged to operations until these assets are fully amortized.

NOTE 8. INCOME TAXES:

The (benefit) provision for income taxes consists of the following:

	December 31,		
	2003	2002 Revised (Note 2)	2001
Current			
Federal	$ 1,187,000	$(2,851,000)	$ 645,000
State	242,000	189,000	(6,000)
Foreign	(124,000)	-	-
	1,305,000	(2,662,000)	639,000
Deferred			
Federal	(2,563,000)	1,058,000	948,000
State	(695,000)	(2,091,000)	68,000
	(3,258,000)	(1,033,000)	1,016,000
Total (benefit) provision for income taxes	$(1,953,000)	$(3,695,000)	$ 1,655,000

For 2003, the difference between the effective rate and the expected U.S. federal tax rate is due primarily to state taxes and an increase in deferred tax assets as a result of current year research and development tax credits recorded in 2003. For 2002, the difference between the effective rate and the expected U.S. federal tax rate is due to an increase in deferred tax assets as a result of prior year and current year federal and state research and development and other tax credits recorded in 2002. For 2001, the difference between the effective rate and the expected U.S. federal tax rate is due primarily to state taxes and other permanent differences between tax and financial reporting income.

The (benefit) provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows:

	2003	2002 Revised (Note 2)	2001
Statutory regular federal income tax	(35.0)%	(35.0)%	35.0%
State taxes, including state tax credits net of federal Benefit	(8.1)	(24.5)	1.4
Federal tax credits	(5.8)	(13.9)	0.0
Other	(5.3)	0.7	3.3
	(54.2)%	(72.7)%	39.7%

The components of deferred tax assets and (liabilities) are as follows:

	December 31,	
	2003	2002
Current deferred tax assets (liabilities):		
Accounts receivable and inventory reserves	$ 741,000	$ 645,000
Accrued expenses	265,000	191,000
State taxes	–	(880,000)
Other	81,000	72,000
Total current	1,087,000	28,000
Noncurrent deferred tax assets (liabilities):		
Depreciation and amortization	(234,000)	(189,000)
Operating loss carryforwards	4,240,000	1,214,000
Credit carryforwards	3,018,000	2,327,000
State taxes	(1,125,000)	–
Other	13,000	9,000
	5,912,000	3,361,000
Valuation allowance	(1,335,000)	(983,000)
Total noncurrent	4,577,000	2,378,000
	$ 5,664,000	$ 2,406,000

At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $6.8 million and $5.9 million, respectively, which begin to expire in 2023 and 2013, respectively.

At December 31, 2003, the Company has federal research and development credit carryforwards of approximately $800,000, which begin to expire in 2022. In addition, at December 31, 2003 the Company had the following state credits: research and development credit carryforwards of approximately $1.4 million, which carryforward indefinitely; enterprise zone credit carryforwards of approximately $1.5 million, which carryforward indefinitely; and manufacturer's investment credit carryforwards of approximately $498,000, which begin to expire in 2009. Management believes that a valuation allowance against the net deferred tax asset is not required since it expects this asset to be realized through future taxable income.

For income tax purposes, the Company's foreign subsidiary, Simple Technology Limited, is treated as a separate entity and, therefore, is not subject to U.S. taxation.

The Company's foreign subsidiary, SimpleTech Europe, is treated as a branch partnership for income tax purposes and, therefore, is subject to U.S. taxation. At December 31, 2003 and 2002, this entity had U.K. net operating loss carryforwards of $4.4 million and $3.2 million, respectively. The losses carry over indefinitely, unless certain changes in business operations, as defined, occur during the carryover period. The Company has established a valuation allowance against these deferred tax assets since management believes that it is most likely that this foreign subsidiary's U.K. net operating loss carryforwards will not be fully utilized.

NOTE 9. COMMITMENTS AND CONTINGENCIES:

DPAC Technologies, Inc. – Patent Infringement. On September 23, 1998, the Company filed a lawsuit against DPAC Technologies, Inc., formerly Dense-Pac Microsystems, Inc. ("DPAC"), in the United States District Court for the Central District of California for infringement of the Company's IC Tower stacking patent, U.S. Patent No. 5,514,907. On March 29, 2001, the District Court entered final judgment finding DPAC did not infringe the Company's patent and that the Company did not infringe DPAC's patent. The Appeals Court affirmed the final judgment on March 7, 2002. On June 3, 2002, the Company filed a petition for certiori with the U.S. Supreme Court. On October 7, 2002, the petition to the Supreme Court was granted and the matter was remanded to the Circuit Court of Appeals. DPAC filed a motion for summary affirmance with the Circuit Court of Appeals. The Court of Appeals denied the motion and remanded the matter back to District Court to reconsider the case in light of a recent decision by the U.S. Supreme Court. On September 15, 2003, the District Court re-entered judgment that DPAC does not infringe the Company's patent. Subsequently, the Company filed the appropriate documents to seek review of the last decision.

On March 8, 2004, the Company entered into a confidential settlement agreement whereby it agreed to dismiss with prejudice its appeal of the case. Under the settlement, the Company granted DPAC a paid-up, non-exclusive license under the affected patents. This settlement is a complete and amicable resolution and should not be construed as an admission by any of the parties to this litigation of any wrongdoing.

Lemelson Medical, Education & Research Foundation, LLP – Patent Infringement. The Company received notice on November 26, 2001 that the Lemelson Medical, Education & Research Foundation, LLP ("Lemelson Foundation") filed a complaint on November 13, 2001 against the Company and other defendants. The complaint was filed in the District Court of Arizona and alleges that the Company's manufacturing processes infringe several patents that the Lemelson Foundation allegedly owns. The complaint also states that these allegedly infringed patents relate to machine vision technology and bar coding technology. On March 7, 2002, the Company was served with the Lemelson Foundation complaint. Thereafter, the case was stayed pending the outcome of related cases against other parties involving the same patents. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative. The Company has not made any such estimate at this time since it is not probable there will be an unfavorable outcome.

Lexar Media, Inc. – Unfair Trade Practice. The Company's lawsuit against Lexar Media for unfair trade practices in the United States District Court for the Central District of California was dismissed in August 2003. In connection with that lawsuit, Lexar Media filed on March 20, 2003 a counter claim against the Company alleging that the Memory Stick products sold by the Company violate Lexar Media's U.S. patent No. 5,479,638. Lexar Media is seeking monetary damages in an amount to be stated later, an injunction against further infringement of its patent, attorneys' fees and trebled damages. The Company purchased Memory Stick products from I-O Data. Under the terms of the distribution agreement with I-O Data, I-O Data has agreed to indemnify, defend and hold the Company harmless from claims, damages, losses and costs which may arise from the alleged infringement by its products of third-party patents, trademarks or other proprietary rights. After initially agreeing to indemnify the Company and assume its defense, I-O Data failed to assume the Company's defense. As a result, the Company filed an answer to Lexar Media's counter claim and filed a Third Party Complaint against I-O Data asking for indemnification. In December of 2003, the Company settled its lawsuit with Lexar Media, who also dismissed the case against I-O Data. The Company has filed suit against I-O Data seeking recovery of damages, including those related to the Lexar Media case.

Interactive Flight Technologies, Inc. On June 8, 1998, Interactive Flight Technologies, Inc. filed a lawsuit against Avnet, Inc. in the Superior Court of Maricopa County, Arizona seeking an award for direct and consequential damages arising from the Company's sale of allegedly defective hard disk drives to Avnet for inclusion in an in-flight entertainment system manufactured by Interactive Flight. The Company purchased the hard disk drives from Integral Peripherals, Inc., the manufacturer, through its distributor, Bell Microsystems, Inc. Integral has since declared bankruptcy and was not a party to this lawsuit. On June 8, 1999, Avnet filed a cross claim against the Company seeking indemnification.

All parties entered into a settlement agreement that settled all claims between them. Under the terms of the settlement, the Company made a total payment of $1,810,000 to Interactive Flight and the other parties. On January 23, 2001, the court entered its Order of Dismissal dismissing all remaining claims between the parties.

Staktek Corporation – Patent Infringement. On July 30, 2003, the Company filed a lawsuit against Staktek Corporation in the United States District Court for the Central District of California for infringement of its IC Tower stacking patent, U.S. Patent No. Re. 36,916. The Company is seeking monetary damages in an amount to be stated later, an injunction against further infringement of its patent, attorneys' fees and trebled damages. Staktek has answered the complaint denying infringement and alleging that the patent is invalid. No court dates have been set.

On October 10, 2003, Staktek Group, L.P., a subsidiary of Staktek Corporation, filed a lawsuit against the Company in the United States District Court for the Western District of Texas alleging that its IC Tower stacking products infringe on Staktek's U.S. patents Nos. 6,025,642 and 6,049,123. Staktek is seeking a permanent injunction against further infringement of the '642 and '123 patents, monetary damages in an amount to be stated later, interest on damages, costs and attorneys' fees and trebled damages. Because of the preliminary stage of this case, an estimate of potential damages, if any, would be premature and speculative, and the Company has not made any such estimate at this time. No court dates have been set.

Other Legal Proceedings. The Company is currently not a party to any other material legal proceedings. However, the Company is involved in other suits and claims in the ordinary course of business, and the Company may from time to time become a party to other legal proceedings arising in the ordinary course of business.

As is common in the industry, the Company currently has in effect a number of agreements in which the Company has agreed to defend, indemnify and hold harmless certain of its suppliers and customers from damages and costs which may arise from the infringement by the Company's products of third-party patents, trademarks or other proprietary rights. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company's insurance does not cover intellectual property infringement.

Lease Commitments. As discussed in Note 4, the Company leases its corporate office facilities from affiliates of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi, each of whom is an executive officer, director and major shareholder of the Company. The Company also leases a 12,000 square foot office space for research and development and various small facilities for sales offices and storage from unaffiliated third parties under operating leases with initial noncancelable lease terms ranging from 2 to 4 years. Future scheduled minimum annual lease payments for the years ending December 31 are as follows:

	Operating Leases (Related Party)	Operating Leases (Third Party)
2004	$ 603,000	$ 404,000
2005	603,000	133,000
2006	603,000	
2007	603,000	
2008	603,000	
Thereafter	5,173,000	
Net minimum lease payments	$ 8,188,000	$ 537,000

Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $1,009,000, $1,030,000 and $783,000, respectively, inclusive of related party balances.

Repurchase Agreements. The Company is contingently liable at December 31, 2003, to various financial institutions on repurchase agreements in connection with wholesale inventory financing. In general, inventory would be repurchased by the Company upon customer default with a financing institution and then resold through normal distribution channels. The amount of potential product returns is estimated and provided for in the period of the sale for financial reporting purposes. As of December 31, 2003, the Company has never been required to repurchase inventory in connection with the customer default agreements noted above. However, there can be no assurance that the Company will not be required to repurchase inventory, upon customer default, in the future. Sales under such agreements were approximately $1,200,000, $876,000 and $1,100,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

401(k) Plan. The Company has a 401(k) profit sharing plan covering employees with at least six months of service. Employees may make voluntary contributions of up to 20% of their annual pre-tax compensation to the plan, subject to the maximum limit allowed by the IRS guidelines. The Company makes matching contributions equal to one-half of each participating employee's matchable contributions to the plan, which cannot exceed 10% of their salary. The Company's matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment. For the years ended December 31, 2003, 2002 and 2001, the Company made matching contributions of approximately $506,000, 492,000 and $424,000, respectively.

Company Stock Buy Back. In September 2001, the Company's Board of Directors authorized a stock repurchase program under which the Company could repurchase up to 1,800,000 shares of the Company's common stock over an 18-month period. The shares were permitted to be purchased from time to time, at prevailing market prices, through open market or unsolicited negotiated transactions, depending on market conditions and other considerations, until March 31, 2003. During 2001, the Company repurchased 72,500 shares of its common stock for a total of $92,000 under this program. During 2002 and the first quarter of 2003, the Company did not repurchase any shares of its common stock under this program. Shares of common stock repurchased have been returned to the status of authorized but unissued shares of common stock and may be issued by the Company in the future.

NOTE 10. STOCK OPTION PLAN:

The 2000 Stock Incentive Plan (the "Plan") is intended to serve as the successor equity incentive program to the 1996 Stock Option Plan (the "Predecessor Plan"). The Plan was adopted by the Company's board of directors and approved by its shareholders in June 2000. In September 2000, the Plan became effective, and all outstanding options under the Predecessor Plan were transferred into the Plan. No further option grants will be made under the Predecessor Plan. The transferred options will continue to be governed by their existing terms, unless the compensation committee of the Board of Directors elects to extend one or more features of the Plan to those options.

The Plan provides for the direct sale of shares and the grant of options to purchase shares of the Company's common stock to officers and other employees, non-employee board members and consultants. Under the Plan, eligible participants may be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date. The compensation committee of the Board of Directors has the authority to determine the time or times at which options become exercisable under the Plan. Options expire within a period of not more than ten years from the date of grant.

On October 29, 2001, the compensation committee of the Board of Directors authorized the Company to implement an option exchange program pursuant to which the Company's then-current employees, including executive officers, were given the opportunity to exchange their outstanding options to purchase shares of the Company's common stock for new stock options for the same number of shares to be granted to them at a later date. At the conclusion of the option exchange program on December 20, 2001, the Company accepted for exchange and canceled options to purchase an aggregate of 2,309,500 shares of the Company's common stock. On June 24, 2002, the Company issued replacement options to purchase an aggregate of 2,202,500 shares of the Company's common stock at an exercise price of $5.75, which was the closing price per share of the Company's common stock on the grant date. Options to purchase an aggregate of 107,000 shares of the Company's common stock were exchanged and canceled, but not replaced, as a result of terminations of employees between the exchange date and the replacement grant date.

At December 31, 2003, the Plan provided for the issuance of up to 11,615,825 shares of common stock, including 2,777,471 shares subject to options transferred from the Predecessor Plan. The number of shares of common stock reserved for issuance under the Plan will automatically increase on the first trading day in January in each calendar year by an amount equal to 4% of the total number of shares of common stock outstanding on the last trading day in December of the prior calendar year, but in no event will exceed 2,500,000 shares.

A summary of the option activity under the Plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Balances at 12/31/00	6,268,471	$ 6.58
Granted	1,583,550	$ 2.60
Exercised	(672,057)	$ 1.08
Canceled/ forfeited	(3,434,850)	$ 9.95
Balances at 12/31/01	3,745,114	$ 2.78
Granted	4,678,900	$ 5.29
Exercised	(358,917)	$ 1.53
Canceled/ forfeited	(1,311,445)	$ 5.34
Balances at 12/31/02	6,753,652	$ 4.05
Granted	3,854,600	$ 3.82
Exercised	(854,792)	$ 1.53
Canceled/ forfeited	(761,165)	$ 4.47
Balances at 12/31/03	8,992,295	$ 4.13
Exercisable at 12/31/01	2,044,720	$ 1.80
Exercisable at 12/31/02	1,980,862	$ 1.93
Exercisable at 12/31/03	2,325,689	$ 3.60

At December 31, 2003, 139,123 options were available for grant under the Plan.

	Options Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$1.06 to $2.20	1,262,434	$ 1.25	3.5	996,964	$ 1.12
$2.20 to $3.30	3,696,551	2.98	9.0	253,565	2.78
$3.30 to $5.50	937,050	4.65	8.1	226,786	4.60
$5.50 to $6.60	2,307,860	5.78	8.4	689,999	5.77
$6.60 to $11.00	788,400	8.67	8.6	158,375	9.62
	8,992,295	$ 4.13	7.9	2,325,689	$ 3.60

The weighted average grant date fair value per share of shares under option was $1.72, $2.47 and $1.20 for the years ended December 31, 2003, 2002 and 2001, respectively.

No compensation expense was recorded as a result of stock options granted to employees through December 31, 1998 or in the years ended December 31, 2003, 2002 and 2001 as the fair market value approximated the per share exercise price of the respective options granted. With respect to options granted to employees in 1999, there were 446,459 shares under options granted in January 1999 with an estimated fair market value of $1.58 per share, 65,910 granted in April 1999 and 6,591 granted in May 1999 with an estimated fair market value of $2.37 per share, all of which were granted at an exercise price of $1.18 per share. The difference between the exercise price and the fair market value at the date of grant of $262,000 was accounted for as unearned compensation and was amortized to expense over the related service period. The Company recorded a total of approximately $0, $63,000 and $47,000 as compensation expense for the years ended December 31, 2003, 2002 and 2001, respectively, related to options granted to employees.

NOTE 11. SEGMENT INFORMATION:

Historically, the Company has reported financial results for two reportable operating segments, OEM and Consumer. In January 2002, the Company acquired Irvine Networks, which was subsequently renamed the Xiran Division, and will report the Division's operating results as a third operating segment.

The accounting policies for each of the reportable operating segments are the same as those described in Note 3 and reflect the information used by the Company's management to evaluate the performance of its segments. For all three segments, the Company tracks separately net sales and gross profit. For the OEM and Consumer segments, the Company does not track separately operating expenses. For the Xiran segment, the Company does track operating expenses. The Company does not maintain separate records to identify assets by operating segment.

Summarized financial information regarding the Company's three reportable segments is shown in the following table:

	Year Ended December 31, 2003				
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$ 58,424,000	$153,355,000	$211,779,000	$ 27,000	$211,806,000
Cost of revenues	45,579,000	130,346,000	175,925,000	2,000	175,927,000
Gross profit	$ 12,845,000	$ 23,009,000	35,854,000	25,000	35,879,000
Operating expenses			31,299,000	8,738,000	40,037,000
Income from operations			$ 4,555,000	$ (8,713,000)	$ (4,158,000)

	Year Ended December 31, 2002 (Revised - Note 2)				
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$ 41,536,000	$134,995,000	$176,531,000	$ —	$176,531,000
Cost of revenues	29,016,000	114,566,000	143,582,000	—	143,582,000
Gross profit	$ 12,520,000	$ 20,429,000	32,949,000	—	32,949,000
Operating expenses			$ 30,817,000	$ 7,996,000	$ 38,813,000
Income (loss) from operations			$ 2,132,000	$ (7,996,000)	$ (5,864,000)

	Year Ended December 31, 2001 (Revised - Note 2)				
	OEM	Consumer	Subtotal	Xiran	Consolidated
Net revenues	$ 48,037,000	$116,204,000	$164,241,000	$ —	$164,241,000
Cost of revenues	33,855,000	93,977,000	127,832,000	—	127,832,000
Gross profit	$ 14,182,000	$ 22,227,000	36,409,000	—	36,409,000
Operating expenses			33,637,000	—	33,637,000
Income from operations			$ 2,772,000	$ —	$ 2,772,000

For the years ended December 31, 2003, 2002 and 2001, international sales comprised 19%, 15% and 16% of the Company's revenues, respectively. During these periods, no single foreign country accounted for more than 10% of total revenues. Substantially all of the Company's international sales are export sales, which are shipped from the Company's domestic facility to foreign customers.

NOTE 12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

As described in Note 2 – "Revision of Financial Statements" the Company revised previously issued consolidated financial statements for the years ended December 31, 2002 and 2001. These revisions also impacted the previously issued unaudited quarterly statements for the first three quarters of 2003 and for each of the quarters in the one year period ended December 31, 2002, as well as the fourth quarter of the year ended December 31, 2001 as follows:

Quarter Ended:	Dec. 31, 2003	Sept. 30, 2003		June 30, 2003		March 31, 2003	
		As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Net revenues	$ 68,673	$ 57,470	$ 57,470	$ 44,745	$ 44,745	$ 40,918	$ 40,918
Gross profit	11,268	9,815	9,815	7,724	7,724	6,931	7,072
Income (loss) from operations	(153)	232	338	(1,650)	(1,442)	(3,072)	(2,901)
Net income	254	333	398	(864)	(740)	(1,661)	(1,560)
Net income per share:							
Basic	$ 0.01	$ 0.01	$ 0.01	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)
Diluted	$ 0.01	$ 0.01	$ 0.01	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)

Quarter Ended:	Dec. 31, 2002		Sept. 30, 2002		June 30, 2002		March 31, 2002	
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Net revenues	$ 45,777	$ 45,777	$ 36,501	$ 36,501	$ 43,301	$ 43,301	$ 50,952	$ 50,952
Gross profit	8,749	8,749	6,590	6,590	6,134	6,134	11,476	11,476
Income (loss) from operations	(961)	(935)	(2,294)	(2,276)	(2,776)	(2,768)	310	115
Net income	153	174	(1,056)	(1,045)	(716)	(711)	313	191
Net income per share:								
Basic	$ 0.00	$ 0.00	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)	$ 0.01	$ 0.00
Diluted	$ 0.00	$ 0.00	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)	$ 0.01	$ 0.00

Quarter Ended:	Dec. 31, 2001		Sept. 30, 2001		June 30, 2001		March 31, 2001	
	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised	As Reported	As Revised
Net revenues	$ 35,581	$ 35,581	$ 33,177	$ 33,177	$ 36,768	$ 36,768	$ 58,715	$ 58,715
Gross profit	9,818	9,677	5,651	5,651	5,619	5,619	15,462	15,462
Income (loss) from operations	1,666	1,956	(1,744)	(1,744)	(3,589)	(3,589)	6,149	6,149
Net income	1,158	1,330	(843)	(843)	(1,934)	(1,934)	3,959	3,959
Net income per share:								
Basic	$ 0.03	$ 0.03	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.05)	$ 0.10	$ 0.10
Diluted	$ 0.03	$ 0.03	$ (0.02)	$ (0.02)	$ (0.05)	$ (0.05)	$ 0.10	$ 0.10

BOARD OF DIRECTORS

F. Michael Ball[1] *Corporate Vice President and President,* North America Region, Allergan, Inc. :: **Mark R. Hollinger**[1] *President and Chief Executive Officer,* Merix Corporation :: **James J. Peterson**[1] *President & Chief Executive Officer,* Microsemi Corporation :: **Dan Moses**[2] *Chief Financial Officer,* SimpleTech, Inc. :: **Manouch Moshayedi**[2] *Chairman and Chief Executive Officer,* SimpleTech, Inc. :: **Mark Moshayedi** *Chief Operating Officer, Chief Technical Officer and Secretary,* SimpleTech, Inc. :: **Mike Moshayedi** *President,* SimpleTech, Inc.

(1) Member of the Audit, Compensation and Nominating and Corporate Governace Committees (2) Member of the Special Stock Option and Special Banking and Investment Committees

CORPORATE OFFICERS

Manouch Moshayedi *Chairman and Chief Executive Officer* :: **Mark Moshayedi** *Chief Operating Officer, Chief Technical Officer and Secretary* :: **Mike Moshayedi** *President* :: **Dan Moses** *Chief Financial Officer*

CORPORATE OFFICE

SimpleTech, Inc. 3001 Daimler Street Santa Ana, California 92705 :: 949 476 1180 :: simpletech.com

INVESTOR RELATIONS

Mitch Gellman *Director of Investor Relations* :: 949 260 8328 :: fax 949 417 0609 :: ir@simpletech.com

ANNUAL MEETING

Wednesday, May 26, 2004 8:00am PST :: **Irvine Marriott Hotel** 18000 Von Karman Irvine, California 92612

Stock Transfer Agent American Stock Transfer & Trust Company :: New York, NY

Legal Counsel Squire, Sanders & Dempsey LLP :: Los Angeles, CA

Independent Auditors PricewaterhouseCoopers LLP :: Irvine, CA

Form 10-K A copy of the company's annual report on form 10-K for the year ended December 31, 2003, and other interim financial reports may be obtained, without charge, by contacting SimpleTech investor relations at 949 260 8328 or viewing these reports online at www.simpletech.com or www.sec.gov.

Market Information Our common stock is traded on The Nasdaq National Market under the symbol "STEC." Our initial public offering of stock occurred on September 29, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the range of high and low intra-day sales prices reported on The Nasdaq National Market for our common stock for the periods indicated.

PRICE RANGE OF COMMON STOCK

Fiscal Year Ended December 31, 2002:	High	Low
First Quarter	$ 8.99	$ 2.86
Second Quarter	$ 10.44	$ 3.20
Third Quarter	$ 4.28	$ 2.05
Fourth Quarter	$ 4.15	$ 1.80

PRICE RANGE OF COMMON STOCK

Fiscal Year Ended December 31, 2003:	High	Low
First Quarter	$ 3.51	$ 1.97
Second Quarter	$ 4.36	$ 2.20
Third Quarter	$ 8.45	$ 3.50
Fourth Quarter	$ 11.04	$ 4.87

Recent Share Prices The following table sets forth the closing sales prices per share of our common stock on The Nasdaq National Market on (i) December 31, 2003, and (ii) March 19, 2004. Because the market price of our common stock is subject to fluctuation, the market value of the shares of our common stock may increase or decrease.

Closing Price December 31, 2003 $6.02 March 19, 2004 $4.55
Holders As of March 19, 2004 there were 55 holders of record of our common stock.

Dividend Policy We were originally incorporated as an S corporation in March 1990 and converted to a C corporation in September 2000. Since becoming a C corporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available finds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend principally upon our results of operations, financial conditions, capital requirements, contractual and legal restrictions and other factors the board deems relevant.

SIMPLETECH

3001 DAIMLER STREET :: SANTA ANA :: CALIFORNIA :: 92705

949 260 8328 :: IR@SIMPLETECH.COM :: SIMPLETECH.COM :: NASDAQ: STEC

Design: Stoyer Design, Costa Mesa, California

SIMPLETECH

3001 DAIMLER STREET :: SANTA ANA :: CALIFORNIA :: 92705

949 260 8328 :: SIMPLETECH.COM :: NASDAQ: STEC